ARGONAUT GOLD Inc.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2010

March 29, 2011

TABLE OF CONTENTS

CAUTIONARY STATEMENT

3

EXCHANGE RATE INFORMATION

4

CORPORATION PROFILE AND CORPORATE STRUCTURE

4

GENERAL DEVELOPMENT OF THE BUSINESS

5

THREE YEAR HISTORY

6

DESCRIPTION OF THE BUSINESS OF THE CORPORATION

7

RISK FACTORS

36

DIVIDENDS

47

CAPITAL STRUCTURE

47

MARKET FOR SECURITIES

48

DIRECTORS AND OFFICERS

50

PROMOTERS

52

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

52

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

52

TRANSFER AGENT, REGISTRAR AND AUDITORS

52

MATERIAL CONTRACTS

53

INTEREST OF EXPERTS

53

ADDITIONAL INFORMATION

54

CAUTIONARY STATEMENT

This Annual Information Form (“AIF”) includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation.  All statements, other than statements of historical facts, included in this AIF that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements.

When used in this AIF, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Examples of such forward-looking statements include statements pertaining to, without limitation, the future price of gold, the estimation of the mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting requirements, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks and hazards, title disputes or claims and limitations on insurance coverage.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended.  There can be no assurance that such statements will prove to be accurate as actual results could cause developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein, and include unanticipated and/or unusual events. Many of such factors are beyond the Corporation’s ability to predict or control.

Readers of this AIF are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty. Argonaut Gold Inc. disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  These forward-looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this AIF.

EXCHANGE RATE INFORMATION

In this AIF, unless otherwise stated, all references to "$" refer to U.S. dollars and all references to “CA$” refer to Canadian dollars.

The following table sets forth, for the periods indicated, certain information with respect to exchange rates for the Canadian dollar expressed in U.S. dollars such as the highest rate, lowest rate and the exchange rate at the end of each period and the average of such exchange rates based upon the noon buying rates as reported by the Bank of Canada:

	Year ended December 31 ($)
	2010	2009	2008
High	1.0054	0.9716	1.0289
Low	0.9278	0.7692	0.7711
Period End	1.0054	0.9555	0.8166
Average	0.9709	0.8757	0.9381

The noon rate of exchange on March 29, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was CA$1.00 equals $1.0245.

CORPORATION PROFILE AND CORPORATE STRUCTURE

Argonaut Gold Inc. (“Argonaut”, “AGI” or the “Corporation”) is a corporation existing under the Business Corporations Act (Ontario) (the “OBCA”).  The corporate office of the Corporation is Suite 400, Toronto-Dominion Centre, 77 King Street West, Toronto, ON, Canada, M5K 0A1.

The Corporation was incorporated under the name “Intuitivo Capital Corporation” (“Intuitivo”) under the Ontario Business Corporation Act (“OBCA”) on April 3, 2007.  Effective June 27, 2007, the articles of Corporation were amended to remove the restriction on the transfer of the common shares of the Corporation.  Effective December 30, 2009, the articles of the Corporation were further amended to change the name of the Corporation from “Intuitivo Capital Corporation” to “Argonaut Gold Ltd.” and to consolidate each of the issued and outstanding common shares of the Corporation by changing every 30 issued and outstanding common shares into one consolidated common share of the Corporation (each a “Common Share”).  On December 17, 2009, the Corporation incorporated a subsidiary, 1813214 Ontario Inc. (“Subco”), under the OBCA for the purposes of amalgamating the subsidiary with a private company existing under Ontario law, Argonaut Gold Ltd. (“AGL”).  AGL and Subco amalgamated by way of articles of amalgamation under the name “Argonaut Gold Ltd.” on December 30, 2009.  On October 1, 2010, AGL was amalgamated with its wholly owned subsidiary Argonaut Gold Inc. and the amalgamated company was named Argonaut Gold Inc.  On January 27, 2011, the Corporation acquired all of the issued and outstanding shares of Pediment Gold Corp. (“Pediment”).

As at March 29, 2011, the corporate structure of Argonaut Gold Inc. was as follows:

Figure :

Argonaut Gold Inc.
100%
100%
Castle Gold Corporation (Canada)
Pediment Gold Corp (Canada)
Argonaut Gold U.S. Corp. (Nevada)
99%
99%
99%
Durango Fern Mines S.A. de C.V. (Mexico)
Minera Real del Oro S.A. de C.V. (Mexico)
Compañia Minera Pitalla S.A de C.V. (Mexico)
100%
100%
100%
100%
La Fortuna Project
El Castillo Mine
San Antonio
La Colorada

Notes:

1. The remaining 1% of the interest in the Mexican subsidiaries is held by a Mexican national as required under Mexican law.

GENERAL DEVELOPMENT OF THE BUSINESS

Argonaut is engaged in the business of gold production and related activities including the exploration and acquisition of gold-bearing properties, development and processing. The Corporation’s material properties are the production-stage El Castillo Mine (the “El Castillo Mine”) and the exploration-stage La Fortuna project (the “La Fortuna Project”) located in the State of Durango, Mexico.  Material properties acquired in the Pediment acquisition include the advanced exploration stage properties San Antonio in the State of Baja California Sur, Mexico and La Colorada in the State of Sonora, Mexico.

THREE YEAR HISTORY

Argonaut Gold Inc. was incorporated under the name Intuitivo Capital Corporation and began on April 3, 2007 as a capital pool company (“CPC”) pursuant to Policy 2.4 – Capital Pool Companies (“Policy 2.4”) of the TSX-V Corporate Financial Manual.  As a CPC, the Corporation’s only expenditures were for costs to maintain a public company in good standing and to identify and evaluate potential business ventures or properties.

The Corporation completed its initial public offering of common shares on September 18, 2007 pursuant to a prospectus dated August 31, 2007 issuing 5,000,000 common shares of the Corporation at a price of CA$0.10 per share for gross proceeds of CA$500,000.  The common shares of the Corporation were listed for trading on the TSX-V on September 20, 2007 under the symbol ITU.P.

The following is a summary of the key developments over the past three years.

2008

Prior to its combination with Argonaut Gold Inc. in December 2009, the Corporation was a CPC  as that term is defined by the policies of the TSX Venture Exchange (the “TSX-V”).  As a CPC, the Corporation's sole business was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and once identified and evaluated, to negotiate an acquisition or participation subject to any approvals as required under applicable corporate and securities laws and subject to acceptance by the TSX-V so as to complete a "Qualifying Transaction" (as that term is defined by the policies of the TSX-V).

2009

On November 24, 2009, the Corporation and AGI entered into the qualifying transaction agreement (the “Qualifying Transaction Agreement”) providing for a three-way amalgamation (the “Amalgamation”) whereby AGI would amalgamate with Subco and the shareholders of AGI would receive Common Shares on the basis of one Common Share for each share of AGI.

Prior to the completion of the Qualifying Transaction, the Corporation effected a consolidation of its outstanding common shares and options on the basis of one Common Share or option of the Corporation for every 30 pre-consolidated common shares or options, respectively, (the “Consolidation”) and changed its name from Intuitivo Capital Corporation to “Argonaut Gold Ltd.”  The Consolidation and the name change, among other matters, were approved by the shareholders of the Corporation at an annual and special meeting of the shareholders held on December 23, 2009.

As required pursuant to the conditions of the Qualifying Transaction Agreement, on December 30, 2009, AGI acquired approximately 91.12% of the common shares of Castle Gold Corporation (“Castle” or “Castle Gold”) on a fully diluted basis, a production and exploration stage gold company with properties in Mexico, by way of an all cash take-over bid (the “Castle Gold Acquisition”).

The Qualifying Transaction of the Corporation was completed on December 30, 2009 by way of the Amalgamation.  In connection with the completion of the Qualifying Transaction, the Common Shares were de-listed from the TSX-V and listed on the Toronto Stock Exchange (“TSX”) effective as of 5:01 p.m. (Toronto time) on December 30, 2009 under the symbol “AR”. The Warrants (as hereinafter defined) were listed on the TSX on January 22, 2010 under the symbol “AR.WT”.

2010

On February 18, 2010, AGI acquired the 8.88% of remaining shares of Castle Gold and delisted Castle Gold from TSX-V.

On April 30, 2010, the loan agreement on the CA$6,193,587 loan was amended to reduce the interest rate from 12% to 12 month LIBOR plus 3%, to reset the LIBOR rate quarterly and to require the interest to be paid quarterly rather than annually.  The loan agreement was further amended on September 30, 2010, to reduce the principal by CA$1,050,000.

On September 17, 2010, AGI completed the sale of its investment in Rocas el Tambor, which was acquired with the acquisition of Castle Gold, for $1.7 million.

On October 1, 2010, AGL was amalgamated with its wholly owned subsidiary AGI and the amalgamated company was named Argonaut Gold Inc.

On October 19, 2010, Argonaut and Pediment Gold Corp. (“Pediment”) announced that they entered into a binding agreement to complete a transaction.  Pursuant to the terms of the Agreement, all of the Pediment common shares issued and outstanding immediately prior to consummation of the transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment Common Share.  On January 27, 2011, the Corporation completed the business combination with Pediment.  Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment (“Pediment Shares”) in a transaction valued at approximately $140 million.  In accordance with the Arrangement, former Pediment shareholders received 0.625 of a common share of Argonaut (“Argonaut Shares”) for each Pediment Share. Outstanding options to acquire Pediment Shares have been converted into options to acquire Argonaut Shares, adjusted in accordance with the same ratio.

Significant Acquisitions

2010 – Acquired remaining common shares of Castle Gold.

2011 – Acquired all of the issued and outstanding shares of Pediment.

DESCRIPTION OF THE BUSINESS OF THE CORPORATION

AGI is a mining company engaged in exploration, development and production of gold.  As of March 29, 2011, the Corporation’s primary assets are El Castillo, San Antonio, La Colorada and La Fortuna as described in Description of Mineral Properties.  AGI plans to achieve growth through development of its mineral properties and through acquisitions of existing properties.  As at December 31, 2010, the Corporation had 8 employees and 101 personnel contracted through a services company.

Description of Mineral Properties

El Castillo Gold Mine

The information in this section is partially based on the NI 43-101 compliant technical reports entitled “Technical Report on the El Castillo Gold Project, Durango, Mexico” with an effective date of July 31, 2008, prepared by Daniel C. Leroux, B.Sc., P.Geo., Gordon Watts, P.Eng., W.D. Roy, M.A.Sc., P.Eng. (independent “Qualified Persons”, as defined in NI 43-101) of A.C.A. Howe International Limited; and “NI 43-101 Technical Report on Resources and Reserves, Argonaut Gold Inc. El Castillo Mine Durango State, Mexico” dated February 24, 2011 with an effective date of November 6, 2010, prepared by Bart Stryhaus, C.P.G., Ph.D., Bret C. Swanson, BE Mining, MAusIMM, Eric Olin, MAusIMM (independent “Qualified Persons”, as defined in NI 43-101) of SRK Consulting (U.S.), Inc. (“SRK”). Other portions of this report are based on work and studies completed by Argonaut Gold Inc. since acquiring the El Castillo Project in December of 2009. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference for certain information should be made to the full text of the El Castillo Technical Reports available for review on SEDAR at www.sedar.com.  The El Castillo Technical Reports are not and shall not be deemed to be incorporated by reference in this AIF.

Property Description and Location

Argonaut owns the El Castillo Gold Mine through the acquisition of Castle Gold in December of 2009.  This purchase included the concessions comprising the El Castillo Project in 2009.  The Property is located in the State of Durango, Mexico approximately 100 km north of the city of Durango.  The Property consists of four contiguous mining concessions totaling 216.05 hectares (“Ha”).  Argonaut owns all four of these concessions outright.  There is a 2.0% net smelter return royalty on one concession that covers the eastern fringes of the deposit.  No mining has yet occurred on this concession and the royalty provision has yet to apply.

Argonaut also controls a large area of surface rights which surround their concessions which is adequate for the development of certain facilities that support the mining operation.  Power and water are available in the area.  Argonaut reports that a 400 kilo volt-ampere (“KVA”) power line is present in the city of Coneto Comonfort approximately 16 km from the project site.  However, Argonaut is currently generating power on site.

There is a limited supply of water available from a reservoir located 2.5 km from the project site.  At this time, all of the required water comes from wells drilled in nearby valleys.  Argonaut believes that there is a sufficient amount of water to complete the ongoing expansion of the El Castillo Mine.

The village of Atotonilco is located about 6 km from the Property and has a small supply of unskilled labor.  The town of San Juan del Rio is located approximately 15 km from the Property and has a slightly larger supply of unskilled labor as well as a limited supply of housing.  Some basic supplies are available in San Juan del Rio while most supplies and some contractors for construction and mining are available in Durango.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property is good with total driving time from city of Durango varying between 1.5 and 2.0 hours depending on traffic.  The driving distance to the Property is 117 kilometres (“km”) with the first 111 km of road paved and the final six km consisting of gravel.

The El Castillo Project is situated in a zone that is classified as semi-dry and receives an annual rain-fall of 550.5 millimetres (“mm”).  The climate is temperate with an average annual temperature of 18° C and maximum temperatures of 35° C and minimum temperatures of 2° C.  The region averages 17 frost events per year beginning in October and extending to April.

The area is characterized by large alluvial terraces dissected by small streams resulted in up to 300 metres (“m”) of relief in the area.  The elevation of the area containing the bulk of the known mineralization ranges is from 1,720 m to 1,800 m above mean sea level.  The vegetation consists of small trees, bushes and cacti.

Ownership

Argonaut currently owns four mining concessions. Concession title 220073 (El Cairo I) was originally acquired from the Mexican government.  Concession title 220075 (El Cairo II) was acquired from Explominerals S.A. de C.V. The El Oro (Title Number 220076) and Justicia (Title Number 220075) concessions were acquired from private individuals.

The project was first optioned by Battle Mountain Gold Corporation (“Battle Mountain” or “BMG”) in 1995.  Battle Mountain was acquired in 2000 by Newmont Mining Corporation which decided that the project did not meet their corporate size criteria and divested the property back to the Mexican government.  Morgain Minerals Inc. (Morgain) took over ownership in 2002.  In 2007, Morgain merged with Aurogin Resources to form Castle Gold Corporation.   Argonaut acquired the project with the purchase of Castle in December of 2009.

Past Exploration and Development

The project, which was formerly called El Cairo, was a grass roots discovery that resulted from a regional exploration program initiated by BMG in 1995 while exploring for bulk tonnage, disseminated gold deposits.  Initial regional work by Battle Mountain reportedly involved interpretation of satellite imagery, regional geophysical data, and regional geological mapping.  A number of areas were selected on the basis of the regional studies, one of which was the El Castillo project area.  Battle Mountain’s follow up work included a stream sediment geochemical survey that outlined a significant gold geochemical anomaly associated with El Castillo.  Further mapping and sampling led to a successful drilling program delineating a potentially economic gold resource.  Much of the initial satellite imagery, regional geophysical, geochemical, and exploration data completed by Battle Mountain has not survived and was not available for review as part of this report.

Between 1995 and 1998 Battle Mountain completed 207 RC drill-holes and six diamond core holes (drilled as twins to six of the RC holes) within the El Castillo project area.  Battle Mountain  completed a resource estimate, scoping study, preliminary mine plan and reserve estimate that indicated the potential for a viable mining operation with operational similarities to Hecla’s La Choya deposit in northern region of the state of Sonora, Mexico.

Morgain took over the project in 2002.  Their exploration work included completion of six twin diamond drill holes, and 136 RC drill holes.  The core drilling was designed to test and verify the continuity, shape and thickness of gold mineralization identified by BMG with the twinning of selected RC drill-holes.  In addition the core samples were utilized for geotechnical studies and bulk metallurgical testing.

Castle, as successor to Morgain began their work in 2007 and changed the name from El Cairo to El Castillo in reference to a nearby rock monument of the same name. Castle’s work included additional sampling and completion of 21 shallow, close-spaced air-track drill holes in the mining area to up-grade the near surface gold resource. Castle’s work combined with previous work by Morgain and Battle Mountain was the basis for a preliminary reserve estimate by A.C.A. Howe International Limited dated January 31, 2008 and titled “Technical Report on the El Castillo Gold Project, Durango, Mexico”.  This report incorporated the results of an updated NI43-101 compliant mineral resource and reserve estimate based on the additional geoscience and pre-production development work completed to date

Historic Mineral Resource and Reserve Estimates

The historical mineral resource estimate that was reported by Howe in 2008 and determined on drilling as of October 2007 is shown in the following table.

Historic Mineral Resource Estimate

Cut-off Au (ppm)	Classification	Tonnes (M)	Au Grade ppm	Au Ounces (000s)
0.15	Measured	65.4	0.43	899.9
	Indicated	28.9	0.30	277.4
	Measured and Indicated	94.3	0.39	1,177.3
	Inferred	4.5	0.38	54.7

Historic Production

The El Castillo Project sold its first gold in September 2007 from heap leaching begun the previous July.  The El Castillo Mine completed the commissioning of commercial production in July 2008 as an open pit/heap leaching operation.

Since the beginning of operations through the 4th quarter of 2010 the El Castillo Mine has produced an estimated 100,000 ounces of gold.  Argonaut has produced approximately 51,000 ounces of gold since taking ownership of the mine.

Geological Setting

Regional Geology

The El Castillo Mine property lies in the Altiplano Subprovince of the Sierra Madre Occidental (SMO) region of Central Mexico.  The SMO represents an island arc assemblage of early Mesozoic age comprised of metamorphosed, deep-water sediments, and island arc volcanics. The Altiplano Subprovince lies on the east flank of the SMO and is comprised of Jurassic to Late Tertiary sedimentary and volcanic rocks.  The oldest rocks in the El Castillo Mine area are Cretaceous flysch-sequence sediments that correspond to the upper member of the Mezcalera Group.  These consist of arenites, shales, and thin bedded limestone dipping moderate to steep to the northeast with local zone of tight folding.

Regionally, the SMO is characterized by a thick sequence of lower Tertiary volcanic rocks comprised of an older andesite series overlain by younger pyroclastic dominated rhyolite series.  These two series of volcanic rocks are referred to as the Lower Volcanic Series (LVS) and Upper Volcanic Series (UVS) respectively.  The LVS can attain thicknesses of 1,000 metres and is dominated by Paleocene to Eocene andesitic lavas with intercalated pyroclastic rocks.  These rocks are not exposed in the El Castillo Mine area, but are well represented to the southwest, in the San Agustin and San Lucas mining districts, where they have been age dated at 38.8 Ma.  The UVS unconformably overlies the LVS rocks and can also be up to 1,000 metres thick.  The LVS is typically composed of Oligocene to Miocene rhyolite-dacite pyroclastic volcanics.  Within the mine area, an UVS rhyolite, ignimbrite caps the northern edge of the mineral deposit.

Within the El Castillo Mine area, Cretaceous Mezcalera Group flysch sediments are intruded by probable Oligocene porphyries of granodiorite to diorite composition.  Petrographic studies indicate that most of the fine to medium grained porphyry found within the mineral system is granodiorite.  This granodiorite corresponds to what was previously mapped as dacite or trachyandesite.  It is thought to be of similar composition and age to the intrusive rocks mapped in the San Agustin and San Lucas mining districts located southwest of El Castillo.  Similar intrusive rocks have been mapped by the Mexican Geological Survey (Consejo) to the north in the mining district of La Gotera located in the municipality of Rodeo, Durango where they were dated at 26 Ma and are hereby considered Oligocene in age.  The granodiorite porphyry does not intrude the rhyolites in the mine area.

The El Castillo Mine property is located within the Basin Range Province of Central Mexico which is characterized by northwest-trending basin and range extensional tectonics and related structures.  Within the district, structure is dominated by a northwest striking range front fault along the west side of the mine and younger northeast striking dextral faulting throughout the district.  A northeast to easterly-striking post-mineral fault system (North Fault) along the northern margin of the present pit forms the northern limit to mineralization.  It appears that the North Fault has cut-off and down-dropped a northern portion of the ore zone as much as 135 metres (in drill hole CA-31) as drilling in the hanging wall of the north fault has encountered significant thicknesses of post mineral cover.

Local Geology

El Castillo is being studied as a telescoped porphyry copper-gold mineral system that is possibly related to Oligocene granodiorite porphyry and hosted in thin bedded Cretaceous sediments and the intruding granodiorite porphyry sills. Within the mine area, these rock form an alternating sequence of variably metamorphosed sediments with intrusive sills that predominately strike to the northwest and dip moderately to the northeast.  The porphyry intrusion created a prograde metamorphic aureole with a classic potassic-propylitic alteration assemblage in the upper portions of the porphyry and localized hornfels-skarn contact metamorphism in the Cretaceous sediments.  Associated with prograde potassic alteration and contact metamorphism was zoned auriferous pyrite and relatively minor chalcopyrite-sphalerite-galena-arsenopyrite-tetrahedrite mineralization that is generally associated with quartz veins.  Probable late-stage collapse of the magmatic-hydrothermal system resulted in structurally controlled quartz-sericite-pyrite alteration and auriferous pyrite mineralization.  Later supergene oxidation of this pyrite dominated mineralization resulted in an, on average, 80 to 100 metre-thick oxide blanket and an underlying partially oxidized (“transition”) zone averaging approximately 25 metres thick. The combined oxide/transition mineralization is amenable to heap leach extraction and forms the current low-grade minable gold resource in the El Castillo Mine.

Local Lithology

The oldest rocks exposed on the El Castillo property are thin bedded Cretaceous, flysch-sequence clastics and carbonates assigned to the upper Mezcalera Formation.  The rocks generally consist of intercalations of argillites, hornfels and thin bedded limestone.  The limestone appears to be more common within the deeper portions of the drilled sequence.  The Mezcalera sediments have undergone at least one pre-mineral compressive event probably related to Laramide deformation in the region that resulted in tight folding.  The sediments were metamorphosed by both the regional compressive event and local intrusion of Oligocene granodiorite porphyry sills.

The Cretaceous meta-sediments are intruded by probable Oligocene granodiorite to diorite porphyry that is generally altered throughout the studied area.

The El Castillo Property provides an erosional window to the Cretaceous meta-sediments intruded by Oligocene porphyry and covered with rhyolites thought to be the upper volcanic series (UVS) of the Sierra Madre Occidental. Drilling has also identified a felsic volcanic tuff unit that occurs locally below the ignimbrite that is also post mineral. This tuff unit, where exposed in the mining operation, lies unconformably over the mineralized zone and locally contains fragmental lenses of the eroded ore zone. This unit is not exposed on surface in the mine area but occurs extensively north of the mine where it forms distinct hills and mesas protruding above the valley floor. The most distinctive of these is called El Castillo that lies five kilometres northeast of the mine.  The mapped rhyolite ignimbrite, which is younger than the tuff unit is not known to be altered or mineralized within the Mine area.  The ignimbrite is known from regional mapping to be as thick as 300m, in the El Castillo areas, it is up to 87 metres thick.

Overlying rhyolite ignimbrite is a continental, polymictic conglomerate that is the major valley cover to the west and south of the Property.  Regionally, the conglomerate is up to 200m thick and is up to 109 metres thick in drilling.

Alteration

Late argillic alteration along with localized structurally controlled chalcedonic quartz is a characteristic alteration type within the central mined area of the El Castillo gold deposit.  The Cretaceous siltstones appear to be particularly susceptible to late argillic-quartz alteration.  No attempt was made to differentiate between hydrothermal clay assemblages and those associated with surface oxidation of pyrite; however, the late argillic-quartz alteration is known from drilling to extend below the zone of surface oxidation into the reduced zone of pyrite mineralization.  Silicification was an important localized component along with argillization and formed in the shallow epithermal environment to deeper levels in the hydrothermal system.  Shallow-formed silica was chalcedonic in nature with vuggy texture and appears to have been more massive at greater depths.  Associated with much of the chalcedonic silica is fine grained crystalline hematite that is locked within the silica matrix and believed to be hydrothermal in origin. Surface oxidation of pyrite and hypogene sulfides on average occurs to depths of 80 to 100 metres within the main zone of mineralization.  This oxidation has resulted in replacement of the original respective sulfides by iron oxides with lesser chalcocite-covellite and malachite.

Throughout the mineralizing events, gold appears to have been largely associated with sulfides that are dominated by pyrite.

Supergene oxidation within the El Castillo resource area is of critical importance due to its relationship with heap leach characteristics and potentialities and consisted largely of amorphous hematite to depths of over 100 metres.

Structure

The El Castillo Mine property is located within the Basin Range Province of Central Mexico characterized by northwest-trending basin and range extensional tectonics and related structures.  Within the district, structure is dominated by a northwest striking range front fault along the west side of the mine and younger northeast striking dextral faulting throughout the district.  A northeast to easterly-striking post-mineral fault system (North Fault) along the northern margin of the present pit forms the northern limit to mineralization.  It appears that the North Fault has cut-off and down-dropped a northern portion of the ore zone as much as 135 metres (in drill hole CA-31) as drilling in the hanging wall of the north fault has encountered significant thicknesses of post mineral cover.

Geological Model

El Castillo is thought to be a porphyry-style gold system related to Oligocene granodiorite-diorite porphyries that intrude Cretaceous clastic and carbonate sediments in an extensional tectonic setting.  Gold mineralization occurs throughout the magmatic-hydrothermal system in space and time and is related to sulfide mineralization associated with early potassic, phyllic-argillic, and late argillic-quartz alteration assemblages.  The main gold event is believed to be associated with late, epithermal argillic-quartz alteration.  At present only oxidized or partially oxidized, transition material located relatively near surface is considered ore within the resource and reserve.  The depth of oxidation has been strongly influenced by the density and depth of natural rock fracturing, total pyrite content of hypogene mineralization and the thickness of post-mineral cover.

 The dominant controls of gold mineralization include structural channeling along contacts between the intrusive and meta-sedimentary units.  Gold precipitation may be dependent on a chemically favorable environment but is not strongly influenced by rock composition.  The fluids, and their contained metals are believed to have been derived a magmatic source and may be related to a collapsing hydrothermal system active during the later phases of the Laramide Orogeny.

Type, Character and Distribution of Mineralization

At El Castillo, gold is mainly associated with pyrite occurring as fracture fillings or stockworks and occurring within areas of hydrothermal brecciation. Pyrite with gold also occurs as disseminations especially within intrusive rocks.  Within the mine the host environment for gold mineralization is dominated by an alternating pattern of sediments and parallel intrusive sills that strike to the northwest and dip steeply to the northeast. The sedimentary units generally vary from 20 to 40 metres wide as do the intrusive sills. Many of the sills appear to have intruded along bedding planes by splitting the tabular sedimentary blocks into their present positions. This geologic event resulted in the unique alternating pattern of sediments and intrusive sills/breccias that are observed throughout the mine area.  Extensive fracturing of the sedimentary blocks has created favorable secondary permeability for the deposition of gold mineralization predominately associated with pyrite.  As a result, the northwest striking sediments can be better mineralized than the surrounding intrusive rocks.

There is typically a transition zone of partially oxidized mineralization that lies between the fully oxidized material and lower non-oxidized, sulfide material.  The transition zone varies from 5-50m thick and is generally influenced by degree of fracturing and level of erosion.

The sulfide zone is generally identified by the presence of pyrite mineralization. The presence of sulfides, either fracture-related or disseminated, is a good indicator of gold mineralization. The sulphide veinlets are most commonly 0.5 to 4.0 cm wide.

There are two preferred trends to mineralization. The most obvious of these reflects the preferred mineralization contained within the sedimentary units. The favored permeability and chemistry of these rocks strongly influenced the distribution and geometry of mineralization. The second trend to mineralization is to the northeast and reflects structurally controlled zones of sulfide mineralization that may have served as feeders to the mineral system. The combination of these geologic controls resulted in a northeast elongated gold zone that measures approximately 1,600 metres by 1,300 metres

Drilling

Battle Mountain

Battle Mountain completed 207 reverse circulation (“RC”) drill-holes and six diamond drill-holes (“DDH”).  According to the El Castillo Technical Report, little documentation from the Battle Mountain drilling survived, so the authors were not able to report on the drilling and sample collecting protocols used.  Battle Mountain also twinned six RC holes with DDH to confirm geological information and assay results.

Castle Gold

Castle Gold performed limited drilling on the Property.  In 2003, Castle Gold, through its predecessor Morgain, completed six DDH totaling 820.0 m.  The drilling was performed by Layne S.A. de C.V. of Mexico.  A CH 1500 truck mounted diamond drill rig was used to carry out the drill program.  The diamond drill core diameter used was PQ3 (8.3 cm).  The program was supervised by Howe.  The DDH program was designed to test and verify the continuity, shape, thickness and dip or gold mineralization encountered by Battle Mountain by twinning six previous RC drill-holes.  In addition, all six twin holes were drilled to obtain large diameter core for geotechnical data, communition testing and other metallurgical extraction test work.  All six twin DDH were drilled at an azimuth of 180° (grid orientation) and at an inclination of -60°.

Castle Gold’s hole twinning drill program was intended to compare and confirm the geological information, assay results, location and width of the gold mineralized intervals obtained in the Battle Mountain RC drilling program by duplicating Battle Mountain’s sample and analytical procedures.

Argonaut

Between December 2009 and October 2010 Argonaut completed a 309-hole drilling program totaling 35,238 metres.  The drilling was mainly targeted south and east of the current open pit to establish the resource potential within areas known to have mineral potential.  The drilling program was divided into two phases.  Phase I consisted of the completion of an approximate 100 metre drill-grid to define the approximate limits of the gold system.  A second phase of drilling was designed to fill-in and step out from mineralization identified during Phase I. This Phase II program brought the drill spacing to approximate 50m spacing.

During 2010, Argonaut also completed seven HQ core holes specifically to obtain samples for the metallurgical testing of transition mineralization (partially oxidized material) and sulfide material.  This core was sent to Kappes Cassidy and Associates (KCA) in Reno, Nevada where it underwent a series of column tests to determine its viability for the heap-leach recovery of gold from transition and sulfide mineralization.

Five reverse circulation drill holes that are dispersed around the El Castillo property were analyzed over their entire length by cyanide soluble gold and multi-element geochemistry.  The samples were prepared and analysed by ALS-Chemex Labs in Zacatecas, Mexico (Chemex).  The assay method for gold was by cyanide leach with atomic absorption finish (Chemex internal code Au-AA13).  Analysis for trace elements was by aqua regia digestion (partial extraction) and induced coupled plasma (ICP) analysis for the 35 element Chemex package (ME-ICP41).

The down-hole geochemistry was run by Argonaut to determine trace element zonation and gold-trace element relationships across the El Castillo property and as such, the data was analyzed using a comparison of element means and Pearson coefficients from each drill hole.  Samples were not classified on the basis of host rock, alteration, or sulfide content, but rather all samples within each hole were given equal weight for the hole statistics.  No standardization of geochemical values was performed and the relatively few gold and silver values that were below detection were set at detection values.

Airborne magnetics used to model the El Castillo Property were flown by the Mexican government in 1980 and are a public domain source of geophysical information that was downloaded from the Mexican Geological Survey government website (sgm.gob.mx).  The specifics of the data include 800m flight line-spacing, 120m altitude above the surface bird height, Gulf MK magnetometres for airborne survey and ground base station data reduction, and radar control for bird height and flight navigation.  The direction of flight is not known, but appears to be North-South

El Castillo is found to be associated with a relatively large intrusive source as indicated on the regional magnetic map for the San Juan del Rio 50,000 map sheet.  This source has a pronounced east-west elongation with the El Castillo Mine located at its western apex.  There are no high frequency sources near the Mine area possibly indicating that there are no volcanic sources associated with the mineral system which appears to be solely a function of the intrusive source.  The intrusive source is consistent with the known mine geology.

Sampling Methods and Chain of Custody

All RC drill samples were collected by El Castillo Mine personnel including mine geologists and trained mine technicians.  RC drill samples were collected every 1.5 metres in two 5 gallon buckets.  The entire sample is then weighed (typically 125kg).  The sample is first split in half using a single Jones-type splitter.  The one–half split is further reduced, again through the Jones splitter with one half of the split (one quarter of original sample) bagged for analysis with Chemex.  The remaining sample is then split one more time and the remaining half (one eighth of original sample) sample bagged for storage in the project warehouse.  Bagged samples for analysis are picked-up at the mine site by Chemex and transported by secured locked truck to Zacatecas, Mexico to the Chemex sample preparation facility for standard sample preparation and fire assay analysis.

The various drilling and sampling programs were conducted by professional drillers and geologists who performed to the standards of the mining industry.  As recorded from drill logs, sample recoveries were consistently at or near 100%  .  Since the entire hole is sampled, all of the mineralized material is tested.  Such sampling ensures that both mineralized and un-mineralized material is adequately characterized.  Based on recovery, proper chain of custody, and thorough sampling methods, the factors impacting accuracy of results are positive.

The drilling, logging and sampling procedures described above ensure that sample quality of the El Castillo drilling is well within industry standards.  The sample length is appropriate to accurately characterize the mineralization and to distinguish any zones internal to the mineralization, which may have anomalously high or low-grades.

Sample Preparation and Assaying Methods

At the Chemex sample preparation facility in Zacatecas, the samples underwent a standard sample preparation in which the samples are first weighed (reported with analytical results) and the entire sample dried.  The entire sample is then crushed to at least 70% minus 10-mesh and then split with a riffle splitter to a 250g sub-sample.  The entire 250g sub-sample is then pulverized to at least 85% passing a minus 200 mesh.  Approximately 150g of the pulverized sample is packaged and sent to the Chemex assay facility in Vancouver, BC, Canada via United Parcel Service for a 50g fire assay

(FA) with an Atomic Absorption (AA) finish for gold.  The remaining 100 gram pulverized sample is stored with Chemex in Zacatecas.

Quality Assurance and Quality Controls (QA/QC)

Argonaut has conducted a modern QA/QC program in conjunction with its exploration drilling program.  This program includes standard reference materials, field duplicate samples and blank samples.  In general, at least one and in many cases two, standard reference samples and blank samples were included with each of the 309 drill-holes completed by Argonaut.  During the second phase of drilling, field duplicate samples were also collected. ALS-Chemex routinely ran random test assays in the sample batch as a means of checking their own accuracy.  ALS-Chemex has provided Argonaut its internal QA/QC data.

Interpretation

Argonaut has included adequate QA/QC control to validate the primary laboratories analyses.  The results of the QA/QC study verified the original assay analyses and indicated no assay bias.   The analytical results within the current drill-hole database meet current industry standards to support the Mineral resource estimation of this report.

Resource Estimate

The El Castillo Mineral Resource statement is presented below in the table as inclusive of Mineral Reserves. A 0.15ppm Au cut-off grade was chosen for resource reporting based on the current mine plans. The 0.15ppm Au cut-off is slightly below the optimized, in pit cut-off grade of 0.2ppm Au. The results reported in the resource statement have been rounded to reflect the approximation of grade and quantity, which can be achieved at this level of resource estimation. The resources are included within a pit design based on a $1,300 gold price and the same design parameters as the reserve pit.

Mineral Resource Statement:

Reserve Estimate

Life of mine plans and resulting reserves are determined based on a gold price of $l,000/oz. for the EI Castillo open pit project. Reserves stated in this section are as of November 8, 2010 that corresponds to the September, 2010 end-of-month topographical survey of the pit. The ore material is converted from resource to reserve based primarily on positive cash flow pit optimization results, pit design and geological classification of measured and indicated resources. The in-situ value is derived from the estimated grade and various modifying factors.

Conversion of Mineral Resources to Mineral Reserves

Modifying Factors

Ore reserves are based on the economic balance between the value per tonne of rock and the cost to mine and process each tonne of rock. The value is based on estimated metal concentration, estimated metal value and leach recovery. The costs include development, mining, processing, and operating overhead.

To define the value per tonne of rock, the estimated concentration of gold is factored by an estimated long-term value. The long-term gold price used by El Castillo in the cut-off grade calculation is $l,000/oz. In the opinion of SRK, this gold value is reasonable and appropriate for ore reserve estimation.

The second factor is the process recovery, which is based on heap leach head grade, recovered metal and tail grade. The reserve uses a heap leach recovery value of 70% for oxide ore that is crushed, 50% for oxide that is run-of-mine and 60% for transition ore that is crushed.

In addition to cut-off calculations and pit optimization, open pit modifying factors include:

Slope angle. Directly affects stripping ratio and thus what can be considered a minable resource.

Pit design. The conversion from a theoretical pit optimization to actual pit design acts as dilution and in most cases increases overburden production.

Indicated and Inferred Classification. Inferred material is excluded from the optimization calculation, thus the classification determined by the geologist directly affects the minable reserve. The table below illustrates the EI Castillo reserve statement valid for November 6, 2010.

Summary of Proven and Probable El Castillo Reserves (As of November 6, 2010)

Production at El Castillo subsequent to November 6, 2010, was 19,550 ounces of gold.

Mineral Processing and Metallurgical Testing

Several metallurgical tests on mineralized oxidized material from the Property have been completed, both by Castle Gold and by independent groups between 2004 and 2006. The tests were designed to determine the leaching characteristics of the oxidized material and consisted of:

(a)

bottle roll leach tests in 2004 and later column leach tests in 2006 by Kappes, Cassiday and Associates (“KCA”); and

(b)

2 onsite bulk heap leach tests conducted by Castle Gold in 2005, followed by a residual analysis of the heaps conducted by Metcon Research (“Metcon”) in 2006.

The data from the various tests have been reviewed and vetted by D. Koningen, P.Eng., acting in the capacity of Castle Gold’s internal Qualified Person in matters of process engineering and metallurgy.  As of the date of the El Castillo Technical Report, Castle Gold was in the process of completing additional column and bottle roll tests designed to optimize leach performance and these tests were pending.

From the metallurgical testing completed to date the following conclusions are made:

1.

Ultimate gold recoveries from ROM ore material placed directly on the leach pad (no crushing) are in the 50-55% range;

2.

Crushing of material to <¾” should be capable of producing gold recoveries of 68-72% across a range of head grades;

3.

Reducing the ore size on the leach pad to <¾” will require crushing of approximately 23-40% of the ROM material;

4.

Cyanide consumptions for a heap leach production situation appear to be less than 0.2 kg/t of ore;

5.

Optimal lime consumptions during leaching will require additional column and bottle roll test work.  From the available data it would appear that conservative additions of 4-5 kg/t are more than sufficient;

6.

Antiscalant was successfully added during the “test heaps” at a range of 0.03-0.05 kg/t.  However, optimal addition rates will be less than these values;

7.

Leachable copper from the ore appears to be minimal and unlikely to cause significant processing issues; and

8.

Silver recovery is low.

In addition, the results from both the column and bulk heap leach test work indicate that the leaching kinetics for the Castillo project ore are rapid with the majority of the gold (+75% of total leachable gold) from the ROM ore being leached in approximately 25 days.

Mining Operation

The El Castillo Mine is currently in production.  The mine plans and mining schedule for the El Castillo Project were originally developed for a $625 gold price per ounce scenario.  A bias was introduced into the optimization process that outlined incremental pits within the $625 gold price pit that could be mined at higher average grades.  This resulted in higher grades potentially being mined during the early years to repay capital costs, with progressively lower grades being mined in later years.  The mine plan and mining schedule has subsequently been adjusted on the basis of $1,000 gold and an increased reserve base.  The overall mine life based on $1,000 gold and an increased production schedule is approximately eleven years from the date of the most recent El Castillo Technical Report.

As at the date of the El Castillo Technical Report, Castle Gold held two environmental permits, entitled “Resolution on Environmental Impact” and “Change of Land Use” permit.  The Resolution on Environmental Impact allowed for a 24 month period to complete a necessary preparatory construction work and 10 years for operations and maintenance.  The permit can be renewed as long as the holder fulfills all the necessary requirements under Mexican law.  Under the current Resolution, Castle Gold is permitted to construct an open pit to a depth of 70 m and an initial area of 25 Ha and an 8,000 ton per month production rate, which may be increased by 5 Ha per year to a maximum of 54.5 Ha.  Under the Resolution, the leach pad may have capacity of 10 million tons across an area of 33 Ha.  This area may be increased by 8 Ha per year.  As of the filing of the permits in 2010 El Castillo has no limits on the mining concessions controlled by Minera Real de Oro S.A.

The Change of Land Use permit has a term of 15 years.  The application for the permit required a payment to provide “environmental compensation for the change of land use”.  The required payment was made in 2007. An additional permit t was filed and paid in March of 2010 establishing a new term of 12 years from the filing date.

As a requirement of the Change of Land Use permit, Castle Gold has also submitted a reclamation plan to the proper Mexican authority.  In the Technical Report the estimated cost of the reclamation plan activities is 160,000 Mexican Pesos.  Management estimates the full reclamation cost to be significantly higher than those previously presented and has reflected it in the Corporation’s annual financial statements.  In 2010, the Corporation engaged a study to examine the reclamation activities and costs.

The El Castillo Project is subject to Mexican taxes including the federal corporate tax at a rate of 28% per year and adjusted for the effects of inflation on certain items, a value added tax (15% on any supply of goods and services including imports), a state tax (1.375% in the State of Durango), a mining land tax during the period of exploitation of approximately $10 per Ha in year 1 and increasing approximately 10% per year thereafter, payroll taxes  and a 10% profit sharing tax to be paid to its employees (which Castle Gold is not required to pay as it operates the mine indirectly through the use of a separate service company).  All rates were calculated as at the date of the El Castillo Technical Report and are subject to change.

Due to the nature of the mineralization as previously described, El Castillo may be characterized as a low strip ratio, open pit, heap leach operation. The open pit design incorporates an overall pit slope of 45 degrees, a main ramp with an 8% grade, and a road allowance of 20 m, and bench height of 6 m.  Mining operations utilize contractor operations for drill and blast operations and for loading and truck haul of ore to the crusher and leach pads. Due to the bulk nature of the ore mineralization, front-end-loaders are the primary loading tool and compliment a mix of 30 tonne over highway trucks and Caterpillar 40 tonne articulated haul trucks.  Drill and blast operations benefit from very good drill penetration rates and fragmentation of broken ore. Once drilling and blasting is completed, the ore, previously classified from the blast-hole samples, is hauled to either the crushing circuit or directly to the heap leach pads depending on the grade of the ore. During 2009, 3.7 million tonnes of ore were mined and 5.1 million tonnes of waste were mined. Of the ore tonnes mined, 1.0 million tonnes were processed through the crushing circuit and 2.7 million tonnes were directly dumped on the leach pads. During 2009, the Corporation had 5 leach pads in operation. The leach pads are staged in 5 metre lifts and have a maximum height of 30 metres. Additional leach pads are under construction to meet future production demands.

The crushing consists of a two-stage crushing circuit which reduces the ore size of the material to a size of <¾”. Approximately 30% of the mined ore is processed through the crushing circuit. The other approximately 70% is dumped directly on the leach pads. Once the ore is crushed, it is loaded into a haul truck and transported to the leach pads. The technical report references the metallurgical test work which showed the following results for each type of material: gold recoveries from run of mine (“ROM”) ore material placed directly on the leach pad without crushing are in the 50-55% range; crushing of material to <¾” is capable of producing gold recoveries of 68-72% across a range of head grades. 75% of the ultimate recoverable gold for both ROM and crushed ore is leached in approximately 25 days. The total leach cycle is approximately 90 days.

Once the ore is placed on the leach pads, cyanide solution is applied using a drip line irrigation system. Gold containing solution percolates from the heap leach and pass to collection pipes that direct the flow to open channels that direct the solution to the pregnant pond.  Gold containing solution is pumped from the pregnant solution pond to a solution feed box. The solution feed box discharge flows to a series of carbon columns in the adsorption circuit. Solution flows by gravity from column to column where the gold is absorbed onto the carbon. The non-gold bearing solution flows by gravity to a barren sump and finally to the barren pond. The loaded carbon is collected and prepared for shipping and is stored in a secured area for eventual stripping at an off-site facility.

Personnel

As of December 31, 2010 there were 409 personnel through a services company (90) and contractors (319).

Exploration and Development Activities

During 2010, the Corporation initiated a capital expansion program in order to upgrade the El Castillo Mine to a monthly processing rate of 1.0 million tonnes.  In 2010, the Corporation entered into a new six year or 135 million tonnes mining contract with its existing mining contractor.   The mining services contractor acquired thirteen 100 ton hauling trucks and corresponding loaders.  At year end, the fleet was fully operational.  The Corporation commenced an expansion of the crushing circuit to increase capacity to 300,000 tonnes per month and installed a new higher capacity crusher in the second quarter.  The first cell of the East Pad was completed in Q4.  East Pad cells 2 and 3 were completed in 2011.

The Corporation initiated design and construction of two new carbon plants to be completed in 2010.  Both carbon plants have five carbon columns with a nominal flow rate of 700 cubic metres per hour.  The west carbon plant has been completed and replaced the old 24 column carbon plant with a nominal flow rate of 400 cubic metres per hour.  The west carbon plant began operating the first week of July.  The east carbon plant was substantially completed in Q3.  Construction of the east side barren and pregnant ponds will be completed in 2011 Q1, and the east plant will be commissioned in 2011 Q1.  The additional retention pond for the west plant was completed in Q3.

In 2010, the Corporation entered into agreement for an additional 450 hectares of surface rights adjacent to the Corporation’s existing land position.

During 2011, the Corporation is planning a 1,500 metre drill program for El Castillo to provide sampling of sulphides for metallurgical test work to assess recoveries.

La Fortuna Project

Unless stated otherwise, the information in the section below is based on the NI 43-101 compliant technical report entitled “La Fortuna, Durango, Mexico, Technical Report” prepared by Toren K. Olson, P.Geo. (an independent “Qualified Person” as defined in NI 43-101) (the “La Fortuna Technical Report”) is effective as of October 21, 2008 and was reviewed by, and included with the consent of Toren Olson the author of the La Fortuna Technical Report.  The La Fortuna Report has been re-addressed to Argonaut in connection with the completion of the Qualifying Transaction.  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the La Fortuna Technical Report which is available for review on SEDAR at www.sedar.com.  The La Fortuna Technical Report is not and shall not be deemed to be incorporated by reference in this AIF.

Property Description and Location

The La Fortuna Gold Project includes the San Fernando claim which is comprised of 6 hectares and includes the La Fortuna mine together with the surrounding Ampliacion La Fortuna, Ampliacion La Fortuna I-V and Guadalupe Concessions, totaling 10,468 hectares (the “Property”, for the purposes of this section).  These concessions are subject to a 1% net smelter return royalty on all production payable to Alamos Gold Inc.  The Property is located in the northwestern corner of the State of Durango, Mexico at Lat. 25°19’N and Long. 107°52’W, It is about 70 km northeast of the city of Culiacan, Sinaloa, which has a population of 1 million.  Culiacan lies 270 km northwest of Mazatlan, a major port and tourist city and 200 km southeast of Los Mochis, another major port city.

Accessibility, Climate, Local Resources and Physiography

The La Fortuna Project is accessible by road from Culiacan, a driving distance of approximately 100 km. The quality of the road is quite variable.  At present the road is paved for 10 km, past the town of El Tepuche.  The next 40 km is graveled, graded and of reasonable width, with gentle gradients as the foothills of the Sierra Madre Occidental are approached.  The final 40 km is rough with frequent sections cut into the steeply inclined bedrock resulting in the road being steep and narrow with occasional sections barely the width of a pick-up truck. Construction is currently underway to improve and pave a two lane highway from El Tepuche up past the La Fortuna Project.  The scheduled completion date of this work is unknown.

Direct flights link Culiacan, Mazatlan and Los Mochis to Los Angeles and Mexico City.  The Property lies about 7 km north of the Humaya River.  The river is fordable during the dry season, which extends from January to June.

There are a number of small settlements within a ten km radius of the Property.  Elevations at the La Fortuna Project range from 600 m to 850 m above sea level.  Dry thorn forest is the principal vegetation.  Power is available at a major hydro-electric facility located 50 km to the southwest.  Currently there is no power line at the La Fortuna Project.

The weather is typical of northwestern Mexico with hot summers, moderate to warm, dry winters and monsoon season usually starting in July/August and ending around the first of October.  Surface access is possible throughout the year but can be a problem during the monsoon season.  Year-round water is available from the Humaya River from the mines as well as from the surface run-off during the wet season.  A small spring about one km east of the mine supplies some local drinking water via a high line cable suspended hose.

History

Initial development of the La Fortuna deposit followed the 1884 discovery of the gold-bearing oxidized outcrop. Between 1886 and 1892 a 200 TPD gravity mill was built near the site to process the ore which was selectively mined underground. Reportedly, about 200,000 tonnes of material, grading 20 g/t was mined and processed during this period.  In 1987 an 80 TPD flotation mill was installed in order to process the sulfide ore, operating intermittently until 1990. Reportedly, 20,000 tonnes were mined from underground and processed.

Geology

The regional geology in the area of the La Fortuna Mine and its vicinity consists mainly of Upper Cretaceous plutonic rocks of granodiorite to quartz monzonite composition overlain by Lower Tertiary rhyolites and andesites. These rocks are intruded by dykes of andesitic to basaltic composition.  The dominant structural features in the region are north-south as illustrated in part by the Sierra Madre Occidental main fault escarpment.

The Lower Tertiary andesitic volcanic series hosts several epithermal precious and base metal deposits, such as the mines at Topia approximately 40 km east of the La Fortuna area.  The Upper Cretaceous intrusive rocks host epigenetic native silver veins, such as those of Batopilas (near Guadalupe), approximately 60 km to the north, plus fracture controlled and disseminated precious metal and copper deposits.

Mapping indicates that the La Fortuna Mine is underlain by plutonic rocks of granodiorite and quartz monzonite composition.  Both rocks are medium to coarse grained.  Petrographic studies indicate the quartz monzonite is porphyritic in texture with phenocrysts of k-feldspar.  The ferromagnesian minerals consist of hornblende and biotite.  The rocks are intruded by Late Tertiary basaltic and andesitic dykes trending N10°W and 65°W, an easterly dipping set is present in the mine workings as well.  The plutonic rocks are intensely brecciated in places.

Exploration

The La Fortuna Project underground workings consist of 8 levels separated by 20 to 30 m intervals.  Five are accessible by adits and 3 by an internal shaft.  The mine workings, drifts and crosscuts, reach a maximum lateral extent on the #2 level with up to 300 m north-south and 120 m east-west being present.

Between 1991 and 1996 San Fernando Mining carried out an extensive exploration program with particular emphasis on the La Fortuna Mine. The program included detailed mapping and sampling of underground workings and the drilling in the immediate La Fortuna Mine area of 121 DDH with an aggregate of 18,900 m drilled.  Alamos Minerals (now Alamos Gold) purchased the concessions from San Fernando Mining in 1996.  During their tenure, Alamos conducted various metallurgical test works.  They planned on conducting a 20,000 ton bulk mining and heap leach test however due to technical difficulties and the falling gold price the test was abandoned prior to completion.  The property was subsequently sold to Morgain Minerals in 2006.

Mineralization

Mineralization appears to be related to separate bands of tourmalinized quartz monzonite breccia flanking a central less altered quartz monzonite body.  The latter appears to be 60 m wide dipping steeply to the west and striking slightly west of north.  It forms a resistant backbone ridge prominent in the mine area.  The gold-silver-copper mineralization in the La Fortuna mine occurs as disseminations, stockwork veinlets and fracture fillings.  It is noteworthy that the degree of mineralization and thus the grade of the ore is dependent on the intensity of the fracturing.  The known mineralized body is slab-like in form, from 20 to 40 m thick and dipping to the west at about 30°.  The known aerial extent of the deposit is approximately 200 m in a north-south direction and 150 m east-west.

Drilling

Previous owners drilled 121 DDH at the Property for a total filled length of approximately 18,900 m.  Core size was NQ and sample length is nominally 2 m.  A small percentage of the drill holes were surveyed down the hole.  Generally these surveys only showed minor deflection of a few degrees.

As recommended in the March 2007 La Fortuna Technical Report, a twin hole drilling program was completed in early 2008.  A total of 6 twin holes were drilled, comprising 515 m, to verify previous drilling at the La Fortuna Project.  The results from these 6 twin holes compare very well with the previous drilling.  Within the 6 twin holes 180.6 metres of ore intercepts were compared with corresponding intercepts in the original holes.  The original holes had 181.8 metres of ore intercepts resulting in 0.7% less metreage in the twin holes.  When the gold grade is compared, the twin holes averaged 3.58 g/t compared to 3.29 g/t in the original holes.  This represents an increase of 8.8%.  This is a very good comparison considering the abundance of free gold (“nugget effect”) present in the La Fortuna deposit.

Following the conclusion of the recent twin hole drilling program a resource block model was generated using the previous drilling results.  This model produced a measured and indicated resource of 4,824,000 tonnes at 1.986 g/t gold (308,000 contained ounces) at a 0.50 g/t cutoff grade.

Sampling Method and Approach

The original Consejo de Recurso Minerales (“CRM”) underground samples were moil cut wall channels taken at chest height and were 2 metres in length and weighed up to 5 kg.

The 2008 twin hole core drilling program procedures were evaluated prior to the start of drilling by Toren Olson Consulting.  Toren Olson Consulting observed the in-field sampling and chain of custody procedures during its visit.  Castle Gold’s Manager of Exploration had overall responsibility for the drill program.  The drill core was sampled for the whole length of the drill hole.  The sample lengths were determined by geology and had a maximum length of 2 m.  Prior to removing the core from the core box, all core was photographed for future reference. The core was split in half using a diamond core saw under the direction of the project geologist.  The remaining half of the core was retained for future reference.

Sample Preparation, Analyses and Security

CRM used government run laboratories in Nogales and Hermosillo.

The San Fernando drill hole samples were analysed by Bondar Clegg and SGS Laboratories in Canada.  The samples were analysed for gold using a 30g fire assay and were also generally analysed for silver and copper.

Samples collected during Castle Gold’s twin diamond drill program were submitted to ALS-Chemex Laboratories, Hermosillo, Mexico for sample analysis, where the samples were crushed, split and pulverized and ALS-Chemex Laboratories, Vancouver, British Columbia, where the samples were analysed for gold using a 30g fire assay with AA measurement. Further analysis using aqua regia digestion followed by 35 element ICP analysis was also completed on each sample to determine quantities of secondary metals.

ALS-Chemex employs a procedure of internal submission standards and blanks as well as carrying out repeat assays on a portion of the client submitted samples.  ALS Chemex’s QA/QC was reviewed by Castle Gold staff upon reception in order to compare ALS Chemex’s results to Castle Gold’s QA/QC blanks.

Data Verification

Core from the original drill programs no longer exists, so the assaying has not been checked.  All drill logs and associated assay sheets have been checked and entered into an electronic database.  During the original drilling program a check assay program was carried out.

For drill holes LF1 to LF77B only a very small number, 31, of gold check assays were completed.  The average value of the original data is 1.215 g/t versus 1.197 g/t for the check assays, a difference of 1.5%.  There is an overall general agreement between the two labs both with considerable scatter on individual samples, due in large part to a high nugget effect.  The correlation co-efficient is 0.93.

For drill holes LF78 to LF119 the picture is not as clear.  The original assay work was done by SGS Laboratories.  Several hundred check assays were performed on gold by Bondar Clegg using rejects.  A total of 192 samples were represented in three categories, the original sampling program, the first check on the rejects and the second check on pulps.  The checks based on rejects were about 9% lower than the originals while the checks based on pulps were about 4% lower.  However, in both cases there is considerable scatter due in part to a high nugget effect.

Metallurgical testing

Phase 1 of the 1995 metallurgical test work program was directed towards “conventional” processing with fine grinding followed by an evaluation of gravity concentration, froth flotation and cyanidation.  Gravity concentration produced gold recoveries ranging from 67 to 84%.  Although flotation gold recoveries of up to 96-98% were achieved, cyanidation of the concentrate yielded poor results.  Whole ore cyanidation recoveries were notably good, ranging from 84 - 97%.  Colorado Minerals Research Institute’s (CMRI) conclusion was that direct cyanidation of whole ore without an intermediate concentration step gave the highest recovery of gold and silver compared to all other flowsheet options investigated.  Gold and silver extractions of 97% and 41% respectively were established at a grind of 100 mesh (149 microns).  However, at that time it was determined that there was insufficient ore to support a milling scenario thus further work was commissioned to investigate heap leaching as an alternative.  Metallurgical test work was carried out by CMRI and METCON to test the applicability of heap leaching using core samples which represented average grade indicated by the core drilling program. CMRI’s conclusions showed that with a ½” crush size gold recovery was 64% with a 147 day leach and a cyanide consumption of 1.29 kilograms per ton. METCON’s test work confirmed the gold recovery rate.

Exploration and Development

In the fourth quarter of 2010, the Corporation commenced an evaluation of the historical drilling and metallurgical work as well as an examination of the potential of the property at the La Fortuna Project.  A 1,000 metre drill program is planned for 2011 to evaluate the exploration potential of several additional gold occurrences known to occur within the property boundary.

San Antonio Gold Project

The San Antonio Project, which was acquired through the acquisition of Pediment, is located in the state of Baja California Sur, adjacent to the historic mining town of San Antonio and 40 kilometres southeast from the port city of La Paz. The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend. In the late 1990s Echo Bay Minerals (“Echo Bay”) located and partly tested the Colinas gold resource that is contained by Pediment's concession held ground.

District Background

There has been mining from two different deposit types in the region. Vein mining of silver-base metals deposits has taken place along a northeast-southwest trend, and more limited gold-only mining along a north-south trend. Mineralization in both districts is localized in broad shear zones which are part of a regionally extensive shear zone. The 30km distant Paredones Amarillos gold deposit is also located in a low-angle shear zone of similar character.

Pediment's primary exploration model is focused on locating bulk-tonnage grade gold deposits that could be mined by open pit. The late 1990s work by Echo Bay outlined the Paredones Amarillos deposit (owned by a third party) on the southern end of the known trend of gold mineralization that has measured and indicated resources, and the Los Planes and

Colinas resource on the northern end of this known trend. These zones are analogous to the gold mines of the Mojave-Sonora Megashear that include the gold deposits at Mesquite in California and at La Herradura in northwest Sonora.

The "Megashear" and BCS models contain gold deposited in shallowly-dipping thrust faults that have enhanced grades and thickness at flexures (bends) in the systems and where they are accompanied by high-angle structures that likely acted as conduits for hydrothermal fluids that carried the gold into the deposit traps. The deposits generally have subtle and restricted alteration envelopes. Gold is associated with sulphide minerals that typically represent a minor portion of a deposit volume. Because of a highly fractured character and oxidation of the sulphide minerals near surface, the deposits tend to "weather down" and to be hidden beneath overburden.

The San Antonio project contains Mesozoic-aged granite, quartz-diorite and gabbro bodies intruding older metamorphic rocks. The Mesozoic intrusives include "peraluminous" bodies that are typically associated with the generation of gold-bearing fluids. Low-angle fault complexes, that may include zones of cataclasite and mylonite, are a locus for gold deposition. Pediment has been actively exploring the project since 2007 with a program that includes surface sampling of soil and rock; reverse-circulation (RC) and diamond drilling and Induced Polarization (IP) geophysics.

IP Geophysics

Early Geophysical Induced-Polarization work at the San Antonio Project was performed for Pediment in 2007 by Durango Geophysics (DURANGO), based in Durango,  Colorado, USA.  The IP program focused mostly on measuring east-west oriented lines in the northern portion of the current Los Planes mineralized body. IP was considered a useful tool in San Antonio for locating potentially mineralized areas because the mineralization at Las Colinas is related to the presence of sulphides, which show a strong chargeability response. The 2007 IP survey by DURANGO showed that chargeability anomalies continued in the pediment-covered area north of Las Colinas into Los Planes. The survey also showed a decrease in chargeability to the northeast, which was later explained by the discovery of a deep zone of oxidation at Los Planes, extending as much as 100 metres vertically from surface. Additionally, the geophysical work completed during 2007 by DURANGO shows that the Los Planes zone can be traced in the IP data a distance of 600 metres further north from Line 2639800N. Pediment´s drill grid extends 400 metres north from this line and gold mineralization is still found in the north end of the grid.

Additionally, DURANGO also ran some east-west lines west of the Los Planes zone, in what is now known as the Fandango and La Virgen areas. These zones were characterized by high-chargeability anomalies and became interesting drill targets.

Land Position

In July 2008, Pediment acquired a new group of adjacent concessions in the San Antonio district. Pediment won the concessions by making a bid of MXN12,615,000.00 (CA$1,241,568 – paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter return (“NSR”); payable to the Mexican Geological Survey (“MGS”). The package is called El Triunfo-Valle Perdido and is composed of 4 mining concessions covering 6,725 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc. As a guarantee for the payment of NSR, Pediment has to provide a bond to the MGS for the amount of MXN506,853; which the MGS could cash should Pediment produce and not make its NSR payment. The bond is renewed annually, so the amount of the bond is held in trust for as long as the MGS has its NSR active.

Las Colinas Resource

This resource is located in Pediment's southern portion of the Cirio concession and was outlined by Echo Bay (now Kinross Gold Corporation) in 1996-1997 during a 31-hole reverse circulation drill program. RC and diamond drill testing by Pediment during 2007 and 2008 has confirmed the location of the Las Colinas mineralized zone and has updated the resource produced by Echo Bay. The Las Colinas mineralization is hosted within shallow lying fault zones containing disseminated and veinlet sulphide minerals. The deposit can reach 20-40 metres in thickness and is concentrated where high angle faults have cut the lower angle fault zones. In addition to the 4,576 metres drilled previously by Echo Bay, Pediment drilled 3,834 metres at the Las Colinas resource between the years of 2007 and 2008. Of that total, 1,436 metres were diamond holes and the rest were drilled by reverse circulation methods.

Los Planes Resource

Drill testing by Echo Bay between 1995 and 1997 not only outlined the Las Colinas resource, but also intersected three significant intervals within a broad pattern of testing in an area north of Las Colinas. After noting this was a new discovery, the company later named the zone Los Planes, after the nearby town of Los Planes to the north and the pediment covered character.

During fiscal 2008, the majority of Pediment’s efforts were focused on drill testing the Los Planes zone by reverse circulation methods. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin and infill holes at Los Planes and drill testing the Fandango zone which was based on a strong chargeability I.P. response.

In addition to Las Colinas and Los Planes, other targets drilled at San Antonio included:

•

950 metres of reverse-circulation and 476 metres of core drilling at La Colpa (west of Las Colinas)

•

984 metres of reverse-circulation drilling between Las Colinas and Los Planes (intermediate zone), and

•

1,371 metres of diamond drilling at the Fandango-La Virgen areas

2008 Resource Calculation for Los Planes-Las Colinas

Pediment completed an NI 43-101 compliant report for the Los Planes-Las Colinas, which was filed on SEDAR on July, 15 2008 under Pediment Gold. The following highlights are extracted from the report.

The NI 43-101 compliant Mineral Resource Estimates for the Los Planes (“Planes”) and Las Colinas (“Colinas”) zones on Pediment’s San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to Derry Michener Booth and Wahl Consultants (DMBW), using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report, DMBW estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

San Antonio Project

Inferred Mineral Resource Estimate at December 31, 2007 (1)(2)(3)

With level of drilling at the time, there were well-defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 metres (along strike) x 65 metres (down dip) x 25 metres (across strike/dip).

The resource calculation study was done with all assay data available up to Pediment’s hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties; however no prior trench results were used as were used by Echo Bay studies at the time.

2009 Technical Report and Resource Update for San Antonio

On December 18, 2009, Pediment completed a report titled “Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur” dated November 29, 2009 (the “Report”). The Report was prepared for Pediment by Melvin Allen Herdrick, M.Sc., P.Geo., Pediment’s former Vice-President, Exploration, and G.H. Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. in accordance with Canadian Institute of Mining (“CIM”) guidelines and NI 43-101 requirements to summarize and confirm previously released results. These include the updated independent resource estimates for the Los Planes, Las Colinas and Intermediate zones completed by G. Giroux that were released on August 25th, 2009.

The updated resource estimates contained, using a 0.4 g/t gold cut-off grade, a total of 1.54 million gold ounces in the M+I category plus a further 111,000 ounces in the Inferred category. The estimates were categorized by their degree of weathering, as follows:

These estimates were based on 242 holes totaling 42,891 metres and comprising 26,613 gold assays. The calculations used ordinary kriging and blocks were compiled over a range of gold grade cut-offs. The values reported here are based on a 0.4-gram-per-tonne gold cut-off. A total of 6 samples in the Planes Domain were capped at 33.2 g/t gold. Based upon results of testing by Pediment, conversion from volume used a specific gravity of 2.62 for oxide material and of 2.69 for sulphide material. The Report further documents the methodology in greater detail.

Additional metallurgical testing has been recommended on all mineral types in the gold mineralized zone, plus testing of on-trend continuation of the gold mineralized system to include geophysical targeting, geological mapping, and sampling. The Report also recommends acquisition of surface and water rights.

In addition to recommending work on gold targets similar to those in the resource estimates, the Report recommends targeting programs on the Triunfo area holdings acquired by Pediment from the Mexican government (see the Pediment release dated August 28th, 2008 on www.sedar.com) with two main objectives. Mesothermal vein type mineralization in the Triunfo silver camp should undergo programs to establish the potential for gold-silver-base metals mineralization systems adjacent to historic underground workings; since historic mining efforts at Triunfo focused on the upper oxidized portion of this vein system in a 7 km long mineralized shear zone. Pediment should investigate both remaining stockwork oxidized mineralization with sulphide mineralization at depth below the oxide boundary. The higher grade veins are reported to grade an average 3-8 g/t gold and 200-600 g/t silver plus associated lead and zinc, and vary from 0.6 to 5 metres thickness and to persist down dip for over 300 metres in old workings, but Pediment has not yet confirmed these reports. The Triunfo holdings also noted to contain broad areas returning anomalous gold and silver results in preliminary sampling of shearing and alteration similar to that hosting the Los Planes area deposits, and these should be evaluated for their potential to contain bulk tonnage mineralization.

Surface and Access Rights

Pediment has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a “temporary occupation agreement”, for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of MXN200,000 (CA$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within Pediment’s concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is MXN600,000, or approximately CA$47,000, plus annual inflation escalations. An advanced payment of MXN1,800,000 (CA$146,070 - paid) that covers the first three years of the agreement was required and has been included in prepaid expenses.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of MXN6,500,000 (CA$529,748 – paid). The parties also signed a separate agreement to transfer rights to certain waste rock or ‘dump’ material within Pediment’s concession areas to the Ejido San Antonio.

Pediment is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Testing

Bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

In April 2009, Pediment reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories. Results of recently completed studies are presented below.

Sample	Type	Crush Size	Head Grade		Extraction		Consumption
-	-	-	Au g/t	Ag g/t	Au %	Ag %	NaCN Kg/t	CaO Kg/t
CL-01	Oxide	3/8	0.88	0.29	80.65	64.13	0.06	1.80
CL-02	Oxide	1 ½	0.96	0.18	75.15	61.39	0.06	1.58
CL-03	Mixed	3/8	0.85	0.11	71.87	35.59	0.33	1.84
CL-04	Sulphide	3/8	2.73	0.99	47.10	26.21	0.45	0.92

Current Work and Future Exploration

36,000+ Metre Drill Program

Drilling at the San Antonio project during 2010 began on June 4 and ended on December 12. Then both Layne’s RC and Landdrill’s core rig demobilized from the project. A total of 36,070 metres were completed during the year of which 26,746 were RC and 9,324 were core. The total number of drill holes completed was 149 RC and 57 Core. Drilling focused primarily on improvement-of-classification and expansion of mineral resources at Los Planes, Intermediate and Las Colinas zones, but also completed drilling for metallurgical samples, oriented-core drilling for geotechnical information, exploration at the La Colpa zone and condemnation drilling. Other than at La Colpa, all exploration drilling was postponed in favor of focusing on the development of the resource zone.

Results received from the drill program to date were reported in Pediment news releases dated August 25, 2010, October 6, 2010 and November 18, 2010, and the Argonaut Gold news release dated March 22, 2011 which have been filed under Pediment Gold and Argonaut Gold on SEDAR.

In the fourth quarter of 2010, all drill data was provided to AMEC E&C Services (“AMEC”) in Reno, Nevada who have been contracted to complete an updated 43-101 Technical Report. This work, which will include an updated resource study utilizing all the 2010 drill data, is scheduled for completion within the second quarter of 2011. Additionally, core samples were obtained of representative portions of the ore zones and this material was sent out for metallurgical studies. Results of this work are expected within the second quarter of 2011 and will be summarized in the pending 43-101 report.

San Antonio Preliminary Assessment

In August 2010, AMEC completed and delivered a positive Preliminary Assessment (“PA” or “Preliminary Assessment”) for the San Antonio project located in Baja California Sur, Mexico and recommended moving to more advanced studies. Details of the PA can be reviewed in the NI 43-101 Technical Report entitled “San Antonio Preliminary Assessment”, dated August 10, 2010, filed under Pediment on www.sedar.com.

A summary of the major areas of work related to the Preliminary Assessment are as follows:

Geology and Resource Model

AMEC reviewed the exploration data base and the quality control and quality assurance program that Pediment completed and noted that there were no major errors or omissions. The data gathered and processed was within industry standards for use in the resource model. A resource model produced for Pediment in 2009 was audited by AMEC, and mineral resource classifications were re-stated. Mineralization that had reasonable prospects for economic extraction was confined within a Lerchs-Grossmann pit cone that used appropriate mining and processing costs benchmarked for an open pit operation in Mexico. The pit cone was run using AMEC’s view of industry consensus on a long-term gold price of $900 per ounce for mineral reserves, with a 15% upside applied for mineral resources, at $1,035 per ounce. Based upon limited metallurgical work completed to date recoveries were expected to be 75% in the oxide and transition zone and 50% in the sulfide zone using heap leach methods.

The Qualified Person for the mineral resource estimate is Edward J.C. Orbock III, M.AusIMM., an AMEC employee. Mr. Orbock is independent of Pediment as within the meaning of NI 43-101. Mineral resources have an effective date of 25 June 2010. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AMEC’s classification of mineral resources is as follows:

Mineral Resource Estimate, San Antonio Gold Project, Edward J.C. Orbock III, MAusIMM,

Effective Date of the Resource is June 25, 2010.

Class	Au Cut-off	Tonnes (000’s)	(Au g/t)	Total Au grams (000’s)	Au ounces (000’s)
Oxide/Transition Measured Indicated Subtotal Oxide/Transition M + I	0.17 0.17 0.17	4,991 10,963 15,995	0.98 0.85 0.89	4,882 9,282 14,164	157 298 455
Sulfide Measured Indicated Subtotal Sulfide M + I	0.40 0.40 0.40	2,839 15,991 18,830	1.32 1.25 1.26	3,375 19,945 23,679	120 641 761
Oxide/Transition Inferred Sulfide Inferred	0.17 0.40	769 327	0.65 1.19	496 388	16 12

Notes to Accompany Mineral Resources Table:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2. Mineral resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.

3. Mineral resources are reported as undiluted.

4. Mineral resources are reported within a conceptual pit shell.

5. Mineral resources are reported using a long-term gold price of $1,035/oz., variable mining and processing costs and variable recoveries, based on the oxidation state of the sulfides in the deposit.

Mine Development

AMEC developed a conventional open pit mine plan for San Antonio and established a mine schedule for an 11,000 tonnes per day gold heap leach project. The ultimate pit includes 112 million tonnes of material including 31.1 million tonnes of ore and 80.9 million tonnes of waste. “Ore” is used to refer to material that can be mined at a profit using heap leach methods, includes material classified as Inferred mineral resources, and does not refer to mineral reserves. Pediment notes that the scheduled mine plan proposed incorporates less than 3% Inferred mineral resources.

The life-of-mine strip ratio is 2.6 to 1 (waste to ore). Total ounces of gold contained in the pit are 1.12 million. Of this 672,900 ounces are recovered during mine operations at an average production of 82,500 ounces gold annually. The mine plan and schedule cost analysis are based on Measured, Indicated and Inferred resources contained in a pit that was created with the LG $900 per ounce gold pit cone. Pediment initiated a 40,000 metre drill program in 2010 with the objective of delineating additional mineralization that could support mineral resource estimation, and potentially support reclassification of existing mineral resources to higher-confidence classification categories through infill and step-out drilling.

The following table is the Mine Production Schedule:

The Base Case mining assumption and operating and capital cost estimates are for contract mining. AMEC completed a first principle build up and costing for the Base Case contract equipment fleet. Mining operating costs for San Antonio average $1.94 per tonne mined. Contract mining represents a tradeoff between capital and operating cost with higher operating costs for contract mining but, lower capital costs for equipment.

Alternative Cases for Development Process Operating and Capital Costs

Four alternative development cases were evaluated:

1)

Base Case - Contract mining and 11,000 tonne per day (“tpd”) heap leach with Run-of-Mine (ROM) for oxide/transitional ores and crushed sulfide material.

2)

Mill Case – Contract mining and a carbon in leach mill with a 10 year targeted process life,

3)

ROM Case- Contract mining and 11,000 tpd heap leach with all material ROM and

4)

Owner Mining Case – Owner mining and 11,000 tpd heap leach with ROM oxide/transitional and crushed sulfide material.

Once inputs for operating and capital costs for all scenarios were plugged into a model the Base Case was chosen due to the best combination of low operating and capital costs and the most robust IRR.

Pediment cautions that the Preliminary Assessment is preliminary in nature; all four development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any forecasts in the Preliminary Assessment will be realized.

Capital Costs

San Antonio is a green field project site, and although no infrastructure to support a mining operation currently exists, local infrastructure is considered good. A powerline, a paved road and fiber-optic cable all traverse the project site, and will require relocation as they cross the proposed pit areas. Total cost for infrastructure in the PA is $27 million and is broken down as follows:

Total project capital required to bring San Antonio into production including contingency is $71.1 million. This also includes the pre-production mining costs of $18.2 million. The breakdown of project capital costs are as follows:

Sustaining capital requirements for the life of the mine are estimated at $27.9 million. This includes Year 3 project costs of $27.1 in capital to construct the sulfide material tertiary crushing plant along with a stacking system and the leach pad expansion to accommodate the additional ore. Other sustaining capital is mainly for parts and mobile equipment replacements.

Operating Costs

Life-of-mine (“LOM”) operating costs are estimated at $11.10 per tonne leached. The mining cost at $6.49 per tonne leached accounts for the majority of the overall cost at 58%.

The table below details the operating cost areas:

Initial project operating costs are $10.68 per tonne leached which is below the LOM average due to lower processing cost for oxide and transitional ores. Once the crushing plant is commissioned in Year 4, operating costs rise to $11.87 per tonne and peak at $12.82 per tonne in Year 5. Following Year 5, the strip ratio begins to decline thus, lowering the overall operating costs. This can be seen in the following figure:

Mine Operating Costs
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
$/t Leached
1
2
3
4
5
6
7
8
Year
Processing
Mine
G&A

Financial Model

Pediment cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources which account for less than 3% of the total resource, are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC evaluated the overall economic viability of the San Antonio project using both pretax and after-tax discounted cash flow analysis and using the engineering work and cost estimates discussed in the PA. Over the LOM, the San Antonio produces on average 82,500 ounces of gold per year for 8.2 years at a cash cost of $513 per ounce of gold. Under a $900/oz. gold price assumption and using an 8% discount rate the pretax net present value (NPV) is $79.0 million and the IRR is 33%. The after tax NPV is $56.6 million and IRR is 26%. The following tables detail the pre-tax and after-tax cash flows for the Base Case.

Sensitivity analysis was completed over the ranges of +/- 30 % for gold price, operating cost and capital costs. The results are shown on the spider plot below:

Execution Plan

Based on assumptions in the PA, Pediment estimates that the San Antonio gold project will take approximately three years to move into production, two years for permitting, feasibility study, and detailed engineering, and one year for construction.

Metallurgical Test Program

During Fiscal 2010 Pediment engaged METCON Research (“METCON”) of Tucson, Arizona to conduct a comprehensive metallurgical test program for the San Antonio Gold Project. METCON developed a specific set of procedures for evaluating heap leach gold ores through a systematic, sequential test work culminating in column leach tests. The program for San Antonio has clear objectives for each phase of the metallurgical test program. Key procedures are as follows:

1)

Sample Preparation and Head Screen Assays from 20 PQ core drill holes representing approximately 17.5 tonnes of gold bearing material which is representative of 3 ore types (oxide, transitional oxidesulphide and sulphide).

2)

Agitated Leach tests with Cyanidation Bottle Rolls on 4 Grind Calibrations and 3 ore types.

3)

Sample Characterization tests on ore types focused on Assaying for gold and silver, ICP 30 element chemistry on ore zones, Crusher Bond Work Index, Abrasion Index, Bulk Density, Specific Gravity and Acid Base Analysis (“ABA”) test work.

4)

Closed Cycle Column Leach Studies will be conducted on approximately 30 column leach tests with composite samples at crush sizes of 80 percent minus 2 inch, 3/4 inch, 3/8 inch and 1/4 inch inside columns 20 ft. by 12 and 6 inches in diameter. Various flow rates will also be run to observe leach kinetics.

5)

Geo-Technical testing on leach residue from column test material will be sub-contracted to Golder Associates Inc. in Tucson, Arizona. This work is being conducted to gain a clear understanding of the physical properties of the leached ore for determination of height of the heap leach pad design as well as verify solution flow and application rate for leaching.

This work began with the delivery of all samples in late November. Preparation of composites for the test work described above is underway and preliminary results continue to be received with complete results expected around mid-2011.

Pit Slope Study

Golder Associates Inc. was contracted in July 2010 to complete a final feasibility level pit slope study. Through the fall, field work was conducted including the drilling and logging of 6 oriented drill core holes to better characterize the type of rock and existence of geologic structures such as faults and formations. The field work is now being analyzed in the office and a final report is anticipated early in the second quarter of 2011.

Socio-economic Study

An Hermosillo, Sonora consulting firm, DS Dinamica Social was contracted in June 2010 to conduct field work and investigations relating to community relations and social impacts of the planned project. Throughout the summer a team of interviewers went house-to-house conducting surveys in villages near the planned project. In addition, several key government and community leaders were interviewed. The results of this work were received in February 2011. This work and report will serve not only as a basis for follow-on community development and relations programs but will also be incorporated into permits required prior to the startup of the mine.

Hydrologic Study

In May 2001 a hydrologic consulting firm, Schlumberger Water Services (“SWS”), was contracted to perform an initial investigation into issues related to water supply and usage for the project. They completed field work and literature reviews over a four-month period and in September 2010 provided a Phase 1 hydrologic report.

The Phase I report summarized work performed on the following tasks:

•

Data collection and analysis (water quality, precipitation, pumping, precipitation, well construction, etc.). This included an evaluation of data quality and a gap analysis of the data for the Los Planes basin. Information was also obtained for the surrounding basins to determine if water resources might be available.

•

Meetings with CONAGUA. It is important to establish a relationship early on with the local office of CONAGUA to obtain additional data that might not be in the public domain and to determine how they might want to collaborate on the solution of some of the water quantity and/or quality issues in the basin.

•

Well census. While the CONAGUA database reports the amount of water that each well is allowed to pump, we have found out that these data are frequently incorrect. To obtain a more accurate water balance for the basin, SWS performed a well census to determine the volume and timing of groundwater extraction.

•

Precipitation calculations. A key element in the evaluation of water resources and tailings facilities is a detailed analysis of precipitation data for the mine and the basin. This allows us to determine the 100 year/24 hour storm event for tailings dam design as well an improved estimation of recharge to the basin.

Phase 2 was initiated in December 2010 with an estimated completion during Q2 2011.  Phase 2 will continue key areas of the Phase 1 work including the development of monitoring and production water wells and an assessment of the general effect of the San Antonio operation on other users in the Los Planes groundwater basin.

During 2011, the Corporation is planning a 10,000 metre drill program for San Antonio to principally focus on the Intermediate and Las Colinas deposits and conduct additional work on the La Colpa exploration target.

La Colorada Gold-Silver Project

Location and District Background

The La Colorada gold-silver project, which was acquired through the acquisition of Pediment, is a past-producing gold and silver mine site with historic output from both underground veins and bulk-mined open-pit heap leach operations. The project is located adjacent to the town of La Colorada in the State of Sonora, which is approximately 40 kilometres southeast of Hermosillo. Hermosillo is the state capital and main supply point of Sonora State in north western Mexico. The mine had been in operation from 1874 through 1914 by underground methods and again from 1993 through 2003, initially by Eldorado Gold with open-pit mining and heap leaching. Eldorado sold La Colorada in year 2000 and mining continued until 2003 by Exploraciones La Colorada, who was the owner prior to Pediment.

Land position

In October 2007, Pediment signed an option agreement to acquire the La Colorada Gold-Silver Project for $1.1 million and a commitment to pay an additional $1.65 million over the next two years. On November 26, 2008, Pediment reached an agreement to adjust the original option to purchase certain holdings in the La Colorada project, in order to both reduce the cash cost to Pediment and to accelerate the acquisition. The subject holdings encompass most of the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, part of the El Creston deposits, and along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002. Under the revised agreement, Pediment made one further payment of $825,000 cash, assigned certain production royalties, and allowed the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should Pediment choose to re-develop the project on that basis. The royalties are NSR on material from the subject holdings, of 3% if open pit mined, or of 2% if underground mined. The 2% NSR on underground production can be purchased by Pediment at any time for $300,000.

On August 14, 2008, Pediment purchased six mineral concessions from the Peñoles group for a total consideration of approximately $100,000.00 (CA$109,688 - paid). These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about $2,000 (Received).

On February 12, 2008, Pediment obtained from Minera Recami, (“RECAMI”) an option to acquire three additional mineral concessions totaling 400 hectares for a total price of $800,000 and a 3% NSR. These three additional concessions cover part of the Creston pit and possible vein extension.

On May 12, 2009, Pediment amended the terms of the RECAMI agreement dated February 12, 2008, which reduced the total purchase price from $800,000 to $600,000 and introduced a portion payable in shares due as follows:

Cash:

$100,000 – February 8, 2008 (CA $102,491- paid)

$100,000 – March 23, 2009 (CA$121,131 - paid)

$100,000 – March 3, 2010 (CA$103,260 - paid)

$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to $50,000 plus 15% VAT – May 28, 2009 (Issued 75,760 common shares valued at CA $65,745

Shares, equivalent to $50,000 plus 15% VAT – March 3, 2010 (Issued 40,483 common shares valued at CA$59,915)

Shares, equivalent to $100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should Pediment complete the transaction. The 3% NSR can be purchased by Pediment at any time for a cash payment of $200,000. The vendor is entitled to annual advanced payments of $50,000 on account of the 3% NSR commencing March 3, 2012.

On October 21, 2010, Pediment agreed with RECAMI to make its last payment all cash for $200,000 and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a $50,000 per year payment for the concept of NSR, even before Pediment has reached commercial production. However, these advance payments cannot be deducted from the NSR payments once Pediment reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000, Pediment will not have to pay any further amount to reach said figure.

Data Review and Potential for La Colorada

Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources is being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and investigation of reactivation potential of existing surface workings.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. Pediment considers these historic calculations relevant to its own exploration planning. However, Pediment cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. Pediment believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI 43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. Pediment further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997, the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.

La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces

Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces

Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining.

These historic calculations did not include the results of silver assaying. Pediment considers silver also a potentially important economic by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007 on www.sedar.com.

Recent Exploration Activities at La Colorada

During the year ended December 31, 2010, Pediment continued exploration at La Colorada with further bench sampling and RC and diamond drilling. The objective of this program was to evaluate areas of near surface gold mineralization for its open-pit, heap-leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. Following the 2008 drill program at La Colorada, which completed 4,315 metres of RC drilling, Pediment started a large drill program at La Colorada which took place from June 2009 to January 2010. This program completed a total of 8,031 metres of RC drilling and 1,375 metres of diamond drilling. The 2009-2010 exploration work was more extensive at the new targets, La Verde and Veta Madre, but also included confirmation and exploration drilling in the pit areas of El Crestón and Gran Central. Assays of samples from the drilling program have been reported in the Pediment news release dated November 17, 2009 available on www.sedar.com. These results will be included in planning by Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a new district mineralization geologic model.

Pediment continued working on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling, and has confirmed the strike length of the vein system at more than 4 kilometres and open to extension at depth.

During 2011, the Corporation is planning a 19,000 metre drill program for La Colorada to focus on the Gran Central and La Colorada pit extensions and the previously mentioned Veta Madre target.

2009 Resource Calculation for La Colorada

On December 18, 2009, Pediment announced its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate was generated for Pediment by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled “Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico”, dated November 30, 2009 prepared for Pediment by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the “La Colorada Report”). This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre targets, broken rock potential target (waste and leach piles), or recent results of drill testing by Pediment that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by the company’s geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 metres in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 metres in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

The combined Measured + Indicated resource in this initial estimate for La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

These estimates are based on 403 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by Pediment. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used. At La Colorada-Gran Central , bulk densities were based on 56 samples submitted by Pediment that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

Exploration Stage Projects

The Corporation also has interests in the following exploration state projects:

Caborca Project

The Caborca Project, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The silver/copper/gold project was originally staked at 600 hectares covering exposures of oxidized copper mineralization in replacement and skarn zones.  Based on recent work, the project has been expanded to almost 14,000 hectares to contain areas prospective for discovery of porphyry mineralization.

Cochis Gold Project

The Cochis Gold Project, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The gold project consists of a single concession, El Toro, 250 hectares in size.

Daniel Project

The Daniel Project, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The gold project consists of four concessions totaling 2,350 hectares.

El Compa Project

The El Compa Project consists of exploration concessions totaling 5,558 hectares in the State of Sonora, Mexico.

Glor Project

The Glor Project concession, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The gold project is 5,000 hectares in size.

La Cien Project

The La Cien Project concession, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The gold project is 400 hectares in size.

Llano Colorado

The Llano Colorado Project consists of exploration concessions totaling 2,309 hectares in the State of Sonora, Mexico.

Manuel & Mel Project

The Manuel & Mel Project, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The gold project consists of two concessions totaling 2,879 acres in size.

Texson Project

The Texson Project, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The gold project consists of three concessions totaling 7,207 acres in size.

Valenzuela Project

The Valenzuela Project, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The concessions for the gold/silver project have not been finalized.

Nopal Project

The Nopal Project, which was acquired through the acquisition of Pediment, is located in the State of Sonora, Mexico.  The gold project is 4,700 hectares in size.

RISK FACTORS

An investment in Argonaut should be considered highly speculative due to the nature of Argonaut’s business and operations.  In addition to the other information in this AIF, an investor should carefully consider each of, and the cumulative effect of, the following factors.

Title to Properties

Argonaut believes that it presently holds all necessary licenses and permits required to carry on with activities in relation to the above-mentioned Projects which it is currently conducting under applicable laws and regulations and that it is presently complying in all material respects with the terms of such licenses and permits.  Title reviews have been performed with respect to the El Castillo and La Fortuna Projects.  Although title reviews are often done according to industry standards prior to the purchase of a mining property, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation which could result in a reduction of the revenue received by the Corporation.  Third parties may have valid claims underlying portions of the interest in certain Projects, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The mining concessions may be terminated in certain circumstances.  Under the laws of the jurisdictions where the Corporation’s operations, development projects and prospects are located, mineral resources belong to the state and governmental concessions are required to explore for, exploit, and extract, mineral reserves.  The concessions held by the Corporation in respect of its operations and development projects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Corporation (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met.  Termination of any one or more of the Corporation’s mining, exploration or other concessions could have a material adverse effect on the Corporation’s financial condition or results of operations.

Operational Risks

In addition, mining operations generally involve a high degree of risk.  Argonaut’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Recent Global Financial Conditions

Recent global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to it, if at all.  Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses as well as lead to an increase in liquidity risk.  Liquidity risk is the risk that the Corporation will be unable to meet its financial obligations as they become due.  The Corporation will manage this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans.  The Corporation will ensure that there are sufficient committed loan facilities to meet its business.  If such increased levels of volatility and market turmoil continue, the operations of the Corporation could be adversely impacted and the price of the Common Shares may be adversely affected.

Financing Requirements

The exploration, development and continued operations of the Corporation’s properties, including continuing exploration and development projects at the La Fortuna, San Antonio and La Colorada Project in Mexico, the construction and commencement of mining facilities and operations and continued operations at the El Castillo Project in Mexico, may require substantial additional financing.  Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties or even a loss of a property interest.  When such additional capital is required, the Corporation plans to pursue sources of such capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Corporation and might involve substantial dilution to existing shareholders.  Argonaut may not be successful in locating suitable financing transactions in the time period required or at all, may not obtain the capital required by other means and failure to raise capital when needed would have a material adverse effect on the Corporation’s business, financial condition and results of operations.  If the Corporation does succeed in raising additional capital, future financings are likely to be dilutive to shareholders, as additional Common Shares or other equity will most likely be issued to investors in future financing transactions.  In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders.  The Corporation may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.  The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), Argonaut's status as a new enterprise with a limited history, the location of the Corporation's gold properties in Mexico and price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management.  Further, if gold price on the commodities markets decreases, then revenues will likely decrease, and such decreased revenues may increase the requirements for capital.  Some of the contractual arrangements governing the Corporation's exploration activity may require commitment to certain capital expenditures, and the Corporation may lose contract rights if it does not have the required capital to fulfill these commitments.  If the amount of capital raised from financing activities, together with cash flow from operations, is not sufficient to satisfy capital needs (even to the extent that operations are reduced), the Corporation may be required to cease operations.

Insurance and Uninsured Risks

Argonaut’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Argonaut’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Argonaut will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms.  The Corporation might also become subject to liability for pollution or other hazards that may not be insured against or that the Corporation may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation’s business, financial condition and results of operations.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration, development or operation of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations, including the Corporation, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Construction and Start-up of New Mines

The success of construction projects and the start-up of new mines by the Corporation is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), an ADR plant, the conveyors to move the ore, mining equipment and other operational elements that have to be factored in.  Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Corporation is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned.  There can be no assurance that current or future construction and start-up plans implemented by the Corporation will be successful; that the Corporation will be able to obtain sufficient funds to finance construction and start-up activities; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects; that the Corporation will be able to obtain all necessary governmental approvals and permits; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Corporation.  Any of the foregoing factors could adversely impact the operations and financial condition of the Corporation.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s business, financial condition and results of operations.

Increase in Production Costs

Changes in the Corporation’s production costs could have a major impact on its profitability.  Its main production expenses are contractor costs, materials, personnel costs and energy.  Changes in costs of the Corporation’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or reserve estimates. Many of these factors may be beyond the Corporation’s control.

The Corporation relies on third party suppliers for a number of raw materials.  Any material increase in the cost of raw materials, or the inability by the Corporation to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Corporation’s results of operations or financial condition.

Competition for Exploration, Development and Operation Rights

The mining industry is intensely competitive in all of its phases and Argonaut competes with many companies possessing greater financial and technical resources than Argonaut.  Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis.  Such competition may result in Argonaut being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  Existing or future competition in the mining industry could materially adversely affect Argonaut’s prospects for mineral exploration and success in the future.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment.  Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, or at all, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Corporation continues to realize its existing identified reserves, convert resources into reserves, develop its resource base through the realization of identified mineralized potential, and/or undertake successful exploration or acquire new resources.

The figures for Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably.  Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Corporation’s control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.  Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its reserve estimates from time to time or may render the Corporation’s reserves uneconomic to exploit. Reserve data are not indicative of future results of operations.  If Argonaut’s actual Mineral Reserves and Resources are less than current estimates or if Argonaut fails to develop its resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected.  Evaluation of reserves and resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices.  The category of inferred resource is often the least reliable resource category and is subject to the most variability.  The Corporation will regularly evaluate its resources and reserves and will determine the merits of increasing the reliability of its overall resources.

Uncertainty of Exploration and Development

Exploration and development projects are uncertain and consequently, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.  Because mines have limited lives based on Proven and Probable Mineral Reserves, the Corporation will be required to continually replace and expand its Mineral Reserves as its mines continue to produce gold.  The life-of-mine estimates may not be correct.  The Corporation’s ability to maintain or increase its annual production of gold in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production and to expand Mineral Reserves at existing mines.  Mineral Resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.  There can be no assurance that the Corporation will successfully acquire additional mineral rights.  While discovery of additional ore bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current exploration and development programs of the Corporation will result in profitable commercial mining operations.  The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.  Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing.  They typically require a number of years and significant expenditures during the development phase before production is possible.  The economic feasibility of development projects is based on many factors such as: estimation of reserves; anticipated metallurgical recoveries; environmental considerations and permitting; future gold prices; and anticipated capital and operating costs.

Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnage of ore to be mined and processed; unanticipated adverse geotechnical conditions; incorrect data on which engineering assumptions are made; costs of constructing and operating a mine in a specific environment; availability and costs of processing and refining facilities; availability of economic sources of power; adequacy of water supply; adequate access to the site, including competing land uses (such as agriculture); unanticipated transportation costs;

government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); title claims, including aboriginal land claims; fluctuations in prices of precious metals; and accidents, labour actions and force majeure events.  Anticipated capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from the Corporation’s actual capital and operating costs. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Corporation’s mining properties as set forth in the applicable feasibility studies.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.  There is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

The future development of the Corporation’s properties that are found to be economically feasible, including the operation and development of the El Castillo and La Fortuna Project, respectively, will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure.  As a result, the Corporation is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including: the timing and cost, which will be considerable, of the construction of additional mining and processing facilities; the availability and costs of skilled labour, power, water, transportation and mining equipment; the availability and cost of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and the availability of funds to finance construction and development activities.  The costs, timing and complexities of mine construction and development are increased by the remote location of some of the Corporation’s mining properties.  It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine.  In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies.  Accordingly, there are no assurances that the Corporation will successfully develop and expand mining operations or profitably produce precious metals at its properties, including the El Castillo Project and La Fortuna Project.

The Corporation May Not Achieve its Production Estimates

The Corporation prepares estimates of future gold production for its operating mine.  The Corporation cannot give any assurance that it will achieve its production estimates.  The failure of the Corporation to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition.  These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Corporation to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.  Depending on the price of gold or other minerals, the Corporation may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Exchange Controls

Foreign operations may require funding if their cash requirements exceed operating cash flow.  To the extent that funding is required, there may be exchange controls limiting such funding or adverse tax consequences associated with such funding.  In addition, taxes and exchange controls may affect the dividends received from foreign subsidiaries.  Exchange controls may prevent transferring funds abroad.

Commodity Price Volatility

The profitability of the Corporation’s operations will be dependent upon the market price of mineral commodities.  Mineral prices, including the price of gold, fluctuate widely and are affected by numerous factors beyond the control of the Corporation.  The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.  The price of mineral commodities, including the price of gold, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Corporation’s business, financial condition and results of operations.

Furthermore, reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Corporation’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Write-downs and Impairments

Mining interests are the most significant assets of the Corporation and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition.  The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired.  The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Corporation will review and evaluate its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently.  An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources.  Differences between management’s assumptions and market conditions could have a material effect in the future on the Corporation’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels.  The assumptions used in the valuation of work-in process inventories by the Corporation include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, assumptions of the amount, if any, of by-products that will be crushed for concentrate, assumptions of the amount of gold and by-products in these mill circuits and an assumption of the gold and by-products price expected to be realized when the gold and by-products is recovered.  If these estimates or assumptions prove to be inaccurate, the Corporation could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Corporation’s earnings and working capital.

Acquisitions and Integration

The Corporation's business plan focuses on international exploration and production opportunities, currently in Mexico, and later in other parts of the world.  In the event that the Corporation does not succeed in negotiating additional property acquisitions, future prospects in the long-term will likely be substantially limited, and the Corporation's financial condition and results of operations may deteriorate.

Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations, and may expose the Corporation to new geographic, political, operating, financial and geological risks.  The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Corporation.  Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Corporation has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Corporation may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Corporation’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Corporation chooses to raise debt capital to finance any such acquisition, the Corporation’s leverage will be increased.  If the Corporation chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, the Corporation may choose to finance any such acquisition with its existing resources.  There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters.  Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment.  Although the Corporation believes that the current exploration and operational activities at the El Castillo and La Fortuna Projects are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Corporation’s properties.  Amendments to current laws and regulations governing the operations and activities of the Corporation or more stringent implementation thereof could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Local Legal, Political and Economic Factors

The Corporation’s operations will be conducted in foreign jurisdictions, including Mexico and, as such, the Corporation’s operations will be exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Political instability could result in new governments or the adoption of new policies, laws or regulations that might assume a substantially more hostile attitude toward foreign investment, including the imposition of additional taxes.  In an extreme case, such a change could result in the termination of contract rights and expropriation of foreign-owned assets.  Any changes in gold or investment regulations and policies or a shift in political attitudes in Mexico or other countries in which the Corporation intends to operate will be beyond the Corporation’s control and may significantly hamper the ability to expand operations or operate the business at a profit.  Examples of such changes are changes in laws in the jurisdictions in which the Corporation will operate into which it will expand that have the effect of favouring local enterprises, and changes in political views regarding the exploration, development and operation of mineral properties and economic pressures that may make it more difficult to negotiate agreements on favourable terms, obtain required licenses and permits, comply with regulations or effectively adapt to adverse economic changes, such as increased taxes, higher costs, inflationary pressure and currency fluctuations.

Local Legal and Regulatory Systems

The Corporation intends to conduct exploration, development and production activities in Mexico and possibly other countries outside of Canada or the United States that may have different or less developed legal systems than in Canada or the United States, which may result in risks such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain, (ii) a higher degree of discretion on the part of governmental authorities, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, and (v) relative inexperience of the judiciary and courts in such matters.  Other risks may include decisions of local governments leading to restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  In certain jurisdictions, the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses, permits and agreements for business.  These licenses, permits and agreements may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.  Property right transfers, joint ventures, licenses, license applications or other legal arrangements pursuant to which the Corporation will operate may be adversely affected by the actions of government authorities and the effectiveness of and enforcement of rights under such arrangements in these jurisdictions may be impaired.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Corporation’s operations or profitability.

Operations in Mexico

The Corporation’s Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

The Corporation’s property interests located in Mexico are subject to Mexican federal and state laws and regulations.  As a result the Corporation’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries.  The present attitude of the government of Mexico and of the State of Durango, where the El Castillo Mine and La Fortuna Project are located, and the States of Baja California Sur and Sonora, where the San Antonio and La Colorada Projects are located respectively, to foreign investment and mining appears to be favourable; however, investors should assess the political risks of investing in a foreign country.  Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.  In addition, the enforcement by the Corporation of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system.  These risks may limit or disrupt the Corporation’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Labour and Employment Matters

While the Corporation has good relations with its employees, production at its mining operations is dependent upon the efforts of the Corporation’s employees.  In addition, relations between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Corporation carries on business.  Changes in such legislation or in the relationship between the Corporation and its employees may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

Foreign Subsidiaries

The Corporation is a holding company that conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent Corporation and such entities, or among such entities, could restrict the Corporation’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Corporation’s valuation and stock price.

Attracting and Retaining Talented Personnel

The Corporation’s success will depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of management and other personnel in conducting the business of the Corporation.  The Corporation has a small management team and the loss of any of these individuals or the inability to attract suitably qualified staff could materially adversely impact the business.  The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.  The Corporation may also experience difficulties in certain jurisdictions in efforts to obtain suitably qualified staff and retaining staff who are willing to work in that jurisdiction.  The Corporation’s success will depend on the ability of management and employees to interpret market and geological data successfully and to interpret and respond to economic, market and other business conditions in order to locate and adopt appropriate investment opportunities, monitor such investments and ultimately, if required, successfully divest such investments.  Further, key personnel may not continue their association or employment with the Corporation, which may not be able to find replacement personnel with comparable skills.  The Corporation has sought to and will continue to ensure that management and any key employees are appropriately compensated; however, their services cannot be guaranteed.  If the Corporation is unable to attract and retain key personnel, business may be adversely affected.  The Corporation faces intense competition for qualified personnel, and there can be no assurance that the Corporation will be able to attract and retain such personnel.

In addition, the Corporation anticipates that, as it expands its existing production and brings additional properties into production, and as the Corporation acquires additional mineral rights, the Corporation will experience significant growth in its operations.  The Corporation expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel.  There can be no assurance that the Corporation will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel.  The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

Possible Conflicts of Interest of Directors and Officers of the Corporation

Certain of the directors and officers of the Corporation may also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict.  The Corporation expects that any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders, but there can be no assurance in this regard.

Permitting Risk

The Corporation’s operations are subject to receiving and maintaining permits from appropriate governmental authorities.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation.  Prior to any development or operations on any of its properties, the Corporation must receive permits from appropriate governmental authorities.  There can be no assurance that the Corporation will continue to hold all permits necessary to develop or continue operating at any particular property.

Foreign Currency Exchange Rate Fluctuation

Currency fluctuations may affect the Corporation’s capital costs and the costs that the Corporation incurs at its operations.  Gold is sold throughout the world based principally on a United States Dollar price, but a portion of the Corporation’s operating expenses are incurred in, amongst others, Mexican pesos. The appreciation of foreign currencies, particularly the Mexican peso against the United States Dollar, would increase the costs of gold production at properties located in those jurisdictions, which could materially and adversely affect the Corporation’s earnings and financial condition.

Lack of Hedging

The Corporation does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices.  Accordingly, the Corporation’s future operations are exposed to the impact of any significant decrease in commodity prices.  If such prices decrease significantly at a time when the Corporation is producing, the Corporation would realize reduced revenues.  While it is currently not the Corporation’s current intention to enter into forward sales arrangements, the Corporation is not restricted from entering into forward sales arrangements at a future date.

Volatility of Market for Common Shares

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond the Corporation's control, including: (i) dilution caused by issuance of additional Common Shares and other forms of equity securities, which the Corporation expects to make in connection with future capital financings to fund operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies, (ii) announcements of new acquisitions, reserve discoveries or other business initiatives by competitors, (iii) fluctuations in revenue from gold operations as new reserves come to market, (iv) changes in the market for gold and/or in the capital markets generally, (v) changes in the demand for gold; and (vi) changes in the social, political and/or legal climate in the regions in which the Corporation operates.  In addition, the market price of the Common Shares could be subject to wide fluctuations in response to: (a) quarterly variations in revenues and operating expenses, (b) changes in the valuation of similarly situated companies, both in the gold industry and in other industries, (c) changes in analysts’ estimates affecting the Corporation, competitors and/or the industry, (d) changes in the accounting methods used in or otherwise affecting the industry, (e) additions and departures of key personnel, (f) fluctuations in interest rates, exchange rates and the availability of capital in the capital markets, and (i) significant sales of the Corporation’s common stock, including sales by future investors in future offerings which may be made to raise additional capital.  These and other factors will be largely beyond the Corporation’s control, and the impact of these risks, singularly or in the aggregate, may result in material adverse changes to the market price of the Common Shares and/or results of operations and financial condition.

Fluctuations in Operating Results can cause Share Price Decline

The Corporation’s operating results will likely vary in the future primarily from fluctuations in revenues and operating expenses, including the ability to produce gold, expenses that are incurred, the price of gold in the commodities markets and other factors.  If the results of operations do not meet the expectations of current or potential investors, the price of the Common Shares may decline.

Dilution Risk

In order to finance future operations and development efforts, the Corporation may raise funds through the issue of Common Shares or securities convertible into Common Shares.  The constituting documents of the Corporation will allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the directors of the Corporation, in many cases, without the approval of shareholders.  The size of future issues of Common Shares or securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the price of the Common Shares cannot be predicted at this time.  Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective shareholders of the Corporation.

Dividends

The Corporation does not intend to declare dividends for the foreseeable future, as the Corporation anticipates that any future earnings will be re-invested in the development and growth of the business.  Therefore, investors will not receive any funds unless they sell their Common Shares, and shareholders may be unable to sell their shares on favourable terms or at all.  Investors cannot be assured of a positive return on investment or that they will not lose the entire amount of their investment in Common Shares.

Risk Management

Gold exploration and development companies face many and varied kinds of risks that have been mentioned or alluded to throughout this document.  While risk management cannot eliminate the impact of all potential risks, the Corporation will strive to manage such risks to the extent possible and practical.

Safety and Security

The Corporation owns properties in the states of Durango, Sonora and Baja California Sur, Mexico. Risks associated with conducting business in these regions include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft of Corporate or personal assets including future gold shipments. These risks may result in serious adverse consequences including personal injuries or death, in property damage or theft, all of which may expose the Corporation to costs as well as potential liability. Although the Corporation has developed policies regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Corporation's efforts are able to effectively mitigate risks and safeguard personnel and Corporate property effectively.

As the Corporation places a high priority on the safety of its employees, contractors and affiliates, these risks may at times have impacts such as limiting or disrupting the Corporation's operations, or restricting the movement of personnel for safety reasons. The Corporation is committed to controlling security risks and activity in this regard includes the completion of security assessments by experienced security experts and the hiring of security professionals to assess and respond to both personal and property safe-guarding issues which may arise in connection with the Corporation's activity in the region.

Enforcement of Civil Liabilities in the United States.

The Corporation is incorporated under the laws of the Province of Ontario, Canada. Some of its directors and officers are residents of Canada. Also, almost all of the Corporation’s assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Corporation or these persons which are obtained in a United States court and that are predicated upon civil liabilities under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Foreign Private Issuer Status

The Corporation, as successor to Pediment’s registration with the U.S. Securities and Exchange Commission, is currently considered a “foreign private issuer” under both the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, and meets the eligibility requirements to file continuous reporting documents and registration statements with the SEC under the Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the United States and Canada. As a result of the Corporation’s foreign private status, it is exempt from many of the provisions of U.S. federal securities laws; although it is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, its officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the U.S. Exchange Act Therefore, the Corporation's shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell the Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer the Corporation is exempt from the proxy rules under the U.S. Exchange Act.

The Corporation will lose its foreign private issuer status if a majority of its common shares are owned by residents of the United States as of any June 30 (the date that foreign private issuers as required to measure such status). If the Corporation loses its foreign private issuer status, it would not be eligible to use the MJDS or other foreign issuer forms and it would be required to file periodic and current reports, as well as registration statements, on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer, and significantly more detailed and extensive than the forms available under the MJDS.

The regulatory and compliance costs for the Corporation to transition to filing as a U.S. domestic issuer, which would include preparing and filing its financial statements in accordance with U.S. GAAP, will be significant and will require management to devote substantial time and resources to compliance with such new regulatory requirements. In addition, even after the Corporation has made the initial transition to filing as a U.S. domestic issuer, the regulatory and compliance costs may continue to be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the MJDS.

Further, to the extent that the Corporation offers or sells its securities, it would have to register such securities under the U.S. Securities Act using U.S. domestic issuer forms rather than MJDS forms or, if the securities were sold on a private placement basis and sold outside of the United States, it would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic issuers, either of which could delay, increases the costs of, or limit its ability to access the capital markets in the future.

Internal Control over Financial Reporting

As successor to Pediment’s registration with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, the Corporation will be required to satisfy, for fiscal years ending on and after December 31, 2011, the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"), unless the Corporation terminates such registration. SOX requires an annual assessment by management of the effectiveness of the Corporation's internal control over financial reporting and an attestation report by the Corporation’s independent auditors addressing this assessment. The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Corporation's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation's business and negatively affect the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation's internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information required to be reported. The effectiveness of the Corporation’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Corporation continue to improve its internal control over financial reporting. Although the Corporation intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404 of SOX.

DIVIDENDS

There are no restrictions in Argonaut’s constituting documents that would restrict or prevent Argonaut from paying dividends.  However, it is not contemplated that any dividends will be paid on the Common Shares in the immediate future as it is anticipated that all available funds will be reinvested in the Corporation to finance the growth of its business.  Any decision to pay dividends on the common shares in the future will be made by the Board of Directors of Argonaut (the “Board”) on the basis of the earnings, financial requirements and other conditions existing at such time.

CAPITAL STRUCTURE

Argonaut is authorized to issue an unlimited number of common shares.  As at December 31, 2010, the Corporation had 56,298,626 common shares, 25,749,998 warrants, 1,500,000 broker compensation options and 323,166 options issued and outstanding.  Upon acquiring Pediment, the Corporation’s common shares increased by 31,830,982 for the conversion of Pediment common shares to Argonaut common shares and the Corporation’s options increased by 1,634,375 for the conversion of Pediment options.  Subsequent to the acquisition 953,125 of these options were exercised.  During 2011, the Board has also approved for grant awards of 213,294 restricted common shares and 331,933 options to employees of the Corporation.  As at March 29, 2011, the Corporation had 89,312,693 common shares, 25,749,998 warrants, 1,500,000 broker compensation options and 1,296,683 options issued and outstanding.

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of the shareholders of Argonaut and to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all of the directors standing for election.  Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of Argonaut, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and liabilities.  The Common Shares do not carry any pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

Each of the outstanding Warrants entitles the holder thereof to purchase one Common Share for an exercise price of CA$4.50 until December 29, 2012.

Options

1,500,000 options were granted to GMP Securities L.P. (the “Broker Options”) on November 20, 2009 in connection with a private placement of subscription receipts of AGI.  Each Broker Option entitles the holder thereof to purchase one Common Share at a price of CA$4.50 at any time until December 29, 2012.  All of the above options of the Corporation are fully vested.  As at December 31, 2010, the Corporation had also had a total of 323,166 options outstanding.  The options are exercisable for up to 10 years from the dates of grant at prices ranging from CA$2.90 to CA$4.26.  During 2011, 331,933 options (the “2011 Options”) were also granted to certain officers and directors under the share incentive plan.

MARKET FOR SECURITIES

Price Range and Trading Volume of Common Shares and Warrants

The common shares and warrants of Argonaut are traded on the TSX under the symbols “AR” and “AR.WT”, respectively.  The following tables set out the market price ranges in Canadian dollars per common share and warrant of Argonaut and aggregate trading volumes on a monthly basis as reported by the TSX for the 12 month period prior to the date of this AIF, respectively.

Common Shares

The pre-consolidated common shares of the Corporation commenced trading on the TSX-V on September 20, 2007 under the trading symbol “ITU.P”.  The Common Shares were de-listed from the TSX-V and listed on the TSX under the symbol “AR” on December 30, 2009.  The following table sets forth the volume of trading and price ranges of the pre-consolidated common shares on the TSX-V for each month during the period from January 2009 to December 2009 and the Common Shares on the TSX during the period from December 31, 2009 to March 29, 2011.  The pre-consolidated common shares of the Corporation were halted from trading on November 17, 2009 upon the announcement of the Qualifying Transaction.  The Common Shares closed at CA$4.68 on March 29, 2011.

	High	Low	Volume
	CA$	CA$	#
2010
January	3.70	3.05	3,717,300
February March	3.23 3.15	2.90 2.85	1,902,400 1,857,800
April	3.05	2.72	1,000,300
May	3.04	2.70	1,225,500
June	2.91	2.65	1,903,300
July	2.66	2.32	163,900
August	3.00	2.52	5,267,000
September	4.00	2.85	7,064,300
October	4.25	3.40	7,863,700
November	4.28	3.64	3,890,300
December	4.65	3.96	1,883,500
2011
January	5.48	4.21	8,434,900
February	5.20	4.28	7,796,600
March 1 to 29	5.18	4.43	7,564,381

Price Range and Trading Volume of Warrants

The warrants of Argonaut commenced trading on the TSX on January 22, 2010.  The following table sets forth the volume of trading and price ranges of the Warrants on the TSX.  The warrants closed at CA$1.51 on March 29, 2011.

The following table sets forth the volume of trading and price ranges of the Warrants on the TSX during the period from January 22, 2010 to March 29, 2011.

	High	Low	Volume
2010	CA$	CA$	#
January 22 to 31	1.00	0.70	1,165,100
February March	0.75 0.70	0.60 0.50	189,500 353,000
April	0.55	0.40	184,252
May June	0.56 0.50	0.43 0.44	97,200 22,700
April	0.36	0.28	363,000
May June	0.47 0.90	0.31 0.32	450,500 653,025
April	1.35	0.86	84,580
May June	1.20 1.51	0.73 1.05	971,050 69,200
2011
January	1.70	1.20	129,225
February March 1 to 29	1.85 1.73	1.25 0.91	812,550 197,220

Prior Sales

During 2010, the Corporation has issued the following securities:

Securities Subject to Contractual Restriction on Transfer

The following securities subject to contractual restrictions were outstanding as of December 31, 2010:

Type of Security	Number of Securities Outstanding	Date Issued
Restricted Common Shares	159,811	December 30, 2009
Restricted Common Shares	44,286	January 25, 2010
Restricted Common Shares	42,858	March 17, 2010

The restricted shares vest one-third per year over three years.

DIRECTORS AND OFFICERS

The following table sets forth for each of the directors and executive officers of the Corporation as at March 29, 2011 the person’s name, municipality of residence, position with the Corporation, principal occupation during the last five years and, if a director, the date on which the person became a director.  Each of the directors of the Corporation has been appointed to serve until the next annual meeting of the shareholders of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation	Since
Peter C. Dougherty Reno, Nevada United States	President & Chief Executive Officer and Director	President and Chief Executive Officer of Argonaut; Vice-President Finance, CFO, and Corporate Secretary of Meridian Gold Inc.	December 30, 2009
Barry L. Dahl Reno, Nevada United States	Chief Financial Officer

Chief Financial Officer of Argonaut; Corporate Controller, Andean Resources Inc.; Corporate Controller and CFO, Hettinger Welding LLC; Director of External Reporting and Internal Controls, Meridian Gold Inc.

January 25, 2010
Curtis K. Turner Reno, Nevada United States	Corporate Development Officer	Corporate Development Officer of Argonaut; CFO of Argonaut; CFO of Cyanco ; Director of Finance of Yamana Gold Inc.; Corporate Controller for Meridian Gold Inc.; Controller El Penon Mine	December 30, 2009
Edgar A. Smith Reno, Nevada United States	Chief Operating Officer and Corporate Secretary	Chief Operating Officer and Corporate Secretary, Argonaut; Vice-President of Operations, Meridian Gold Inc.	December 30, 2009
Thomas H. Burkhart Reno, Nevada United States	Vice President Exploration	Vice President, Exploration, The Northair Group, Vice President, Exploration, Pesgasus Gold Corp.	March 17, 2010

Name and Municipality of Residence	Position	Principal Occupation	Since
Brian J. Kennedy Reno, Nevada United States	Director (Chair)	Chairman (and Vice-Chair), President & CEO of Meridian Gold Inc.	December 30, 2009
Dale C. Peniuk Vancouver, British Columbia Canada	Director	Chartered Accountant; Corporate Director; Formerly Assurance Partner, KPMG LLP	December 30, 2009
Christopher R. Lattanzi Toronto, Ontario Canada	Director	Mining Engineer, Consultant	December 30, 2009
James E. Kofman Toronto, Ontario Canada	Director	President, JEK Capital Advice; Director, Zenn Motor Company Inc.; formerly Vice Chair UBS Securities Canada Inc.	January 13, 2010
Peter Mordaunt[1] Tucson, Arizona United States	Director	Director, Lipari Coal Holdings; Director, Messina Minerals; Director, Pediment Gold Corp; Chairman & CEO, Stingray Copper Inc; Professional GeoScientist	January 27, 2011

Note:

1. Mr. Mordaunt was appointed to the board of Argonaut after the acquisition of Pediment on January 27, 2011.

As of March 29, 2011, the Board’s standing committees are the Corporate Governance and Compensation Committee and the Audit Committee.  The Corporate Governance and Compensation Committee is comprised of Messrs. Kofman, Lattanzi (Chair) and Peniuk. The Audit Committee is comprised of Messrs. Kennedy, Lattanzi and Peniuk (Chair).

As at December 31, 2010, the directors and officers of the Corporation as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 4,372,572 common shares representing approximately 7.8% of the then outstanding common shares.

As of March 29, 2011, the directors and officers of the Corporation as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate 4,575,249 common shares representing approximately 5.1% of the then outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

None of the directors or executive officers of Argonaut is, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company, that: (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as a director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the directors or executive officers of Argonaut or a shareholder holding a sufficient number of securities of Argonaut to affect materially the control of Argonaut: (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receive manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

The directors of the Corporation supervise the management of the business and affairs of the Corporation in accordance with the provisions of the OBCA.  The directors and officers of the Corporation will in all cases be required by law to act honestly and in good faith with a view to the best interest of the Corporation.

To the knowledge of the Corporation, after reasonable inquiry, except as described herein, there are no existing or potential material conflicts of interest between the Corporation and any director or officer of the Corporation.  Certain of the directors and officers of the Corporation serve as directors, officers or members of management or are otherwise insiders of other companies engaged in the business of mineral exploration or other related businesses, and therefore it is possible that a conflict may arise as a result of being a director, officer, member of management or insider of such other companies.

PROMOTERS

Other than as disclosed in this section, no person or company is a promoter of the Corporation, or has been within the two years immediately preceding the date of this AIF a promoter of the Corporation or a subsidiary of the Corporation, as applicable.

Mr. Peter C. Dougherty, Mr. Brian J. Kennedy and Mr. Edgar A. Smith may be considered to have been promoters of Argonaut Gold Inc. in that they took the initiative in founding the business of Argonaut Gold Inc.  As of the date hereof, Mr. Dougherty holds or has direction or control over 1,560,182 Common Shares, Mr. Kennedy holds or has direction or control over 1,548,460 Common Shares and Mr. Smith holds 1,081,073 Common Shares.  Except as set forth elsewhere in this AIF, no assets, services or other consideration has been received or are presently contemplated to be received by Messrs. Dougherty, Kennedy or Smith from the Corporation other than for consideration for their positions as Directors or Officers of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not, and during the last financial year of the Corporation, was not, a party to any legal proceeding.  No property of the Corporation is, or during the last financial year of the Corporation was, the subject of any legal proceedings.  To the knowledge of the Corporation, no such legal proceedings are contemplated.  There have not been any penalties or sanctions imposed against the Corporation by, or settlement agreement entered into by the Corporation before, a court or a regulatory body, including any securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Peter Mordaunt is a former director and shareholder of Pediment and was appointed to the board of Argonaut upon the acquisition of Pediment on January 27, 2011.

Except as otherwise disclosed in this AIF, no director, executive officer or insider of the Corporation, or any associate or affiliate of a director, executive officer or insider of the Corporation, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation.

TRANSFER AGENT, REGISTRAR AND AUDITORS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located at 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1.

The warrant agent for the Warrants is Computershare Trust Company of Canada, located at 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1.

The auditors of Argonaut are PricewaterhouseCoopers LLP of Vancouver, British Columbia.

MATERIAL CONTRACTS

Material Contracts

The following material contracts have been entered into by Argonaut:

1.

the Qualifying Transaction Agreement;

2.

the amalgamation agreement dated December 30, 2009 between the Corporation, AGI and Subco;

3.

the amended and restated warrant indenture dated December 30, 2009 among the Corporation Argonaut Gold Inc. and Computershare Trust Company of Canada in connection with the issuance of the Warrants;

4.

the agreement for mining contractor services between Castle Gold and CAMSA in connection with the El Castillo Mine, dated July 1, 2010;

5.

the surface rights agreements between Castle Gold and:

(a)

Ejido Atotonilco dated June 20, 2005;

(b)

Jose Gallegos Parra dated March 10, 2005;

(c)

Geronimo Gandara dated February 23, 2005; and

(d)

Otilio Montano Ejido dated March 10, 2005 and July 1, 2010.

6.

the surface rights agreement dated January 8, 2007 in respect of the 20 Ha of the surface area of the La Fortuna Project;

7.

the loan agreement dated March 24, 2005, as amended September 15, 2005, October 31, 2006, April 30, 2007, November 15, 2008, April 30, 2010 and September 30, 2010 between Castle Gold and H. Morgan & Company; and

8.

the acquisition agreement dated October 19, 2010, between the Corporation and Pediment.

INTEREST OF EXPERTS

The following persons and companies are names as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Corporation under National Instrument 51-102 during, or relating to, the most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company:

•

Daniel C. Leroux, B.Sc., P.Geo., Gordon Watts, P.Eng., W.D. Roy, M.A.Sc., P.Eng. of A.C.A. Howe International Limited (“Howe”) as authors of the “Technical Report on the El Castillo Gold Project, Durango, Mexico”.

•

Toren K. Olson, P.Geo. of Toren Olson Consulting author of the “La Fortuna, Durango, Mexico, Technical Report”.

•

Bart Stryhaus, C.P.G., Ph.D., Bret C. Swanson, BE Mining, MAusIMM, Eric Olin, MAusIMM of SRK Consulting (U.S.), Inc. (“SRK”) “NI 43-101 Technical Report on Resources and Reserves, Argonaut Gold Inc. El Castillo Mine Durango State, Mexico”.

•

Ian S. Thompson, P.Eng. of Derry, Michener, Booth and Wahl Limited, and Dave Laudrum, P. Geo of Ashloo Consultants Ltd.,“Technical Report and Mineral Resource Estimate, San Antonio Gold Project, Baja California Sur, Mexico”.

•

Gary H. Giroux, M.A.Sc., P.Eng., “Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur”.

•

Kirk Hanson, P.E, Edward Orbock III, M.AusIMM, Scott Long, M.AusIMM, and Dr. Lynton Gormely, P.Eng. of AMEC E&C Services (“AMEC”), “San Antonio Project, Baja California Sur, Mexico, NI 43-101 Technical Report on Preliminary Assessment”.

•

R.H. McMillan, Ph.D., P.Geo., J.M. Dawson, M.Sc., P.Eng., Gary H. Giroux, M.A.Sc., P.Eng.,“Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico”.

To the knowledge of the Corporation, after reasonable enquiry, none of the foregoing persons, beneficially owns, directly or indirectly, or exercises control or direction over any securities of the Corporation representing more than one per cent of the outstanding Common Shares.

•

The Corporation’s auditors, PricewaterhouseCoopers LLP (“PwC”) report that they are independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at WWW.SEDAR.COM and www.ArgonautGoldInc.com. Further, information with respect to the Corporation, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation for its most recent annual meeting of shareholders (the “Information Circular”) that involved the election of directors.  Additional financial information is provided in the comparative consolidated financial statements and the management's discussion and analysis of the Corporation for its most recently completed financial year. A copy of this Annual Information Form and the Information Circular may be obtained upon request from the Secretary of the Corporation.